SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2009

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form

20-F or Form 40-F.

Form 20-F       X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes              No        X

Portugal Telecom

First quarter 2009

Public Company- Avenida Fontes Pereira de Melo, 40 •1069-300 Lisboa - Share capital: Euro 26,895,375
Registered in the Conservatory of the Commercial Registry of Lisbon and Collective Person under no. 503 215 058

Portugal Telecom

Consolidated report

First quarter 2009

Financial review	2

Business performance	13

Domestic operations	13

International Businesses	21

Consolidated financial statements	26

The terms “PT”, “Portugal Telecom Group”, “PT Group”, “Group” and “Company” refer to Portugal Telecom and its subsidiaries or any of them as the context.

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Portugal Telecom

Financial review

Consolidated income statement

Consolidated income statement (1)	Euro million

	1Q09	1Q08	y.o.y
Operating revenues	1,604.5	1,572.0	2.1%
Wireline (2)	492.1	477.6	3.0%
Domestic mobile • TMN (2)	370.1	386.3	(4.2%)
Brazilian mobile • Vivo (1)	703.7	665.5	5.7%
Other and eliminations	38.7	42.5	(9.1%)
Operating costs, excluding PRBs and D&A	1,001.9	966.0	3.7%
Wages and salaries	161.6	156.7	3.1%
Direct costs	261.3	243.2	7.4%
Commercial costs (3)	262.5	263.1	(0.2%)
Other operating costs	316.5	303.0	4.4%
EBITDA (4)	602.6	605.9	(0.6%)
Post retirement benefits	22.4	11.0	104.4%
Depreciation and amortisation	326.2	296.6	10.0%
Income from operations (5)	254.0	298.4	(14.9%)
Other expenses (income)	2.7	11.6	(76.5%)
Curtailment costs, net	1.8	15.3	(87.9%)
Net losses (gains) on disposal of fixed assets	0.5	(9.1)	n.m.
Net other costs (gains)	0.4	5.4	(92.7%)
Income before financ. & inc. taxes	251.2	286.8	(12.4%)
Financial expenses (income)	18.4	42.9	(57.1%)
Net interest expenses	72.4	50.4	43.7%
Equity in earnings of affiliates, net	(48.7)	(33.6)	45.1%
Net other financial losses (gains)	(5.2)	26.1	n.m.
Income before income taxes	232.8	243.8	(4.5%)
Provision for income taxes	(55.5)	(78.7)	(29.5%)
Income before minority interest	177.3	165.1	7.4%
Income attributable to minority interests	(10.9)	(25.4)	(57.0%)
Consolidated net income	166.4	139.8	19.1%

(1) Considering a Euro/Real average exchange rate of 2.6012 in 1Q08 and 3.0168 in 1Q09. (2) The Wireline and domestic mobile operating revenues include the impact of the decline in regulated mobile termination rates (MTRs). At TMN this amounted to Euro 18.8 million in 1Q09. (3) Commercial costs include costs of product sold, commissions (included in income statement caption “Supplies and external expenses”) and  marketing and publicity expenses. (4) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (5) Income from operations = income before financials and income taxes + curtailment costs +net  losses (gains) on disposal of fixed assets + net other costs (gains).

Consolidated operating revenues

In 1Q09 consolidated operating revenues increased by 2.1% y.o.y, driven primarily by growth at the wireline business in Portugal and Vivo, while adjusting for the devaluation of the Real against the Euro and the consolidation of Telemig, consolidated operating revenues would have increased by 4.2% y.o.y. Wireline operating revenues increased in 1Q09 by 3.0% y.o.y. improving once again the sequential quarterly performance. Wireline revenue performance was underpinned by the inflection of retail revenues, which posted a 0.4% growth y.o.y, as a result of the continued strong performance of television and broadband products, and also the continued growth in data & corporate. Vivo’s operating revenues increased by 5.7% y.o.y in Euros and by 22.6% y.o.y in Reais, on the back of continued customer growth (33.0% increase y.o.y in the customer base). Excluding the consolidation of Telemig and the impact of the depreciation of the Real against the Euro, Vivo’s operating revenues would have increased by 10.2% y.o.y. TMN’s operating revenues decreased by 4.2% y.o.y due to the impacts of lower mobile termination rates (MTRs) and lower handset sales, which more than offset the growth in

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customer revenues (+2.2% y.o.y in 1Q09), achieved on the back of a 17.4% y.o.y. growth in data revenues, which already account for 22.7% of total revenues. Excluding the impact of lower MTRs, TMN’s operating revenues would have increased by 0.6% y.o.y.

Other revenues, including intra-group eliminations, decreased by 9.1% y.o.y mainly due to: (1) the termination in August 2008 of the management fee contract with Vivo, and (2) lower contribution to consolidated revenues from MTC as a result of the devaluation of the Namibian Dollar, which more than offset the 14.9% y.o.y revenue growth in local currency.

Revenues by region		Euro million
	1Q09	1Q08	y.o.y
Domestic operations (1)	827.3	830.5	(0.4%)
Brazil (2)	724.6	684.0	5.9%
Other and eliminations (3)	52.6	57.5	(8.6%)
Total operating revenues	1,604.5	1,572.0	2.1%

(1) Domestic operations include the wireline segment, TMN, PT Inovação, PT SI, PT Pro and PT Contact.  (2) Considering a Euro/Real average exchange rate of 2.6012 in 1Q08 and 3.0168 in 1Q09. Includes mainly Vivo and Dedic. (3) Includes fully consolidated international assets, namely MTC, CVT, CST and Timor Telecom, and also the holding companies.

The contribution from fully and proportionally consolidated international assets to operating revenues increased from 47.1% in 1Q08 to 48.8% in 1Q09. Brazil accounts for 45.2% of consolidated operating revenues, an increase of 1.7pp from 1Q08, despite being adversely impacted by the depreciation of the Real against the Euro.

Consolidated operating costs, excluding PRBs depreciation and amortization

Consolidated operating costs excluding post retirement benefits (PRBs) and depreciation and amortization, increased by 3.7% y.o.y in 1Q09 to Euro 1,002 million, as compared to Euro 966 million in the same period of last year, primarily explained by higher contributions from (1) the wireline business (Euro 40 million), due to higher programming and commercial costs  related to the roll out of the pay-tv offer, and (2) Vivo (Euro 18 million), reflecting the impact of the consolidation of Telemig (Euro 53 million) and increased commercial activity, notwithstanding the impact of the depreciation of the Real (Euro 71 million). These effects were partially offset by a lower contribution from TMN, primarily explained by the decrease in MTRs. Adjusting for the impacts of the consolidation of Telemig and depreciation of the Real, operating costs excluding PRBs and depreciation and amortization would have increased by 5.9% y.o.y. in 1Q09 to Euro 1,023 million.

Wages and salaries increased by 3.1% y.o.y. in 1Q09 to Euro 162 million, primarily explained by higher contributions from Vivo (Euro 4 million), mainly related to the impact of the consolidation of Telemig (Euro 6 million), and from our call centre operation in Brazil (Euro 3 million). Wages and salaries accounted for 10.1% of consolidated operating revenues.

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Number of employees and productivity ratios

	1Q09	1Q08	Δ y.o.y	y.o.y
Domestic operations	10,541	10,254	287	2.8%
Wireline	6,219	6,305	(86)	(1.4%)
Domestic mobile • TMN	1,116	1,150	(34)	(3.0%)
Other	3,206	2,799	407	14.5%
International operations	22,437	16,931	5,506	32.5%
Brazilian mobile • Vivo (1)	4,117	2,791	1,326	47.5%
Other	18,320	14,140	4,180	29.6%
Total Group employees	32,978	27,185	5,793	21.3%
Fixed lines per employee	702	658	45	6.8%
Mobile cards per employee
TMN	6,236	5,534	702	12.7%
Vivo	5,543	6,149	(606)	(9.9%)

Direct costs increased by 7.4% y.o.y to Euro 261 million in 1Q09 and accounted for 16.3% of consolidated operating revenues with this increase being primarily explained by Vivo and the wireline business. Direct costs at Vivo increased by 9.5% y.o.y (Euro 11 million), reflecting the impact of the consolidation of Telemig (Euro 18 million) and the increases in traffic and lease costs related to continued customer growth and the roll out of the 3G services, whose effects were partially offset by the depreciation of the Real (Euro 18 million). At the wireline business, direct costs increased by 19.6% (Euro 17 million), primarily as a result of higher programming costs related to the pay-TV service. These effects were partially offset by a reduction in direct costs from our domestic mobile business, following the decrease in MTRs.

Commercial costs _ Commercial costs remained stable at Euro 263 million and accounted for 16.4% of consolidated operating revenues. The increase at the Wireline business (Euro 4 million) and Vivo (Euro 7 million), reflecting higher commercial activity and the impact of the consolidation of Telemig (Euro 14 million), were offset by the decrease at TMN (Euro 13 million), primarily due to lower equipment sales. The increase at Vivo was partially offset by the depreciation of the Real (Euro 25 million).

Other operating costs _ Other operating costs, which mainly include support services, supplies and external services, indirect taxes and adjustments and provisions, increased by 4.4% y.o.y to Euro 316 million in 1Q09, primarily explained by the consolidation of Telemig (Euro 15 million). In addition, the impact of the  depreciation of the Real was offset by the increase of other operating costs in the wireline business, due to increased commercial activity and higher support services related to the strong take up of pay-tv service.

EBITDA

EBITDA decreased by 0.6% y.o.y to Euro 603 million, equivalent to a margin of 37.6%. Excluding the effects of the consolidation of Telemig and devaluation of the Real against the Euro, consolidated

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EBITDA would have increased by 1.4% y.o.y. EBITDA performance in the period was underpinned by growth at TMN and Vivo, which was partially offset by the decrease in the wireline business.

EBITDA by business segment (1) (2)	Euro million

	1Q09	1Q08	y.o.y
Wireline	208.1	233.9	(11.0%)
Domestic mobile • TMN	169.7	166.4	2.0%
Brazilian mobile • Vivo (1)	203.6	183.7	10.9%
Other and eliminations	21.0	22.0	(4.3%)
EBITDA (2)	602.6	605.9	(0.6%)
EBITDA margin (%)	37.6	38.5	(1.0	pp)
Domestic operations (3)	376.2	398.6	(5.6%)
Brazil (1) (4)	205.2	185.9	10.4%
Other (5)	21.1	21.5	(1.6%)

(1) Considering a Euro/Real average exchange rate of 2.6012 in 1Q08 and 3.0168 in 1Q09. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.  (3) Domestic operations includes the wireline segment, domestic mobile, PT Inovação, PT SI, PT Pro and PT Contact. (4) Includes mainly Vivo and Dedic. (5) Includes only fully consolidated international assets, namely MTC, CVT, CST and Timor Telecom, and also the holding companies.

Wireline EBITDA amounted to Euro 208 million, equivalent to a 42.3% margin. The quarterly sequential trend improved again, with wireline’s EBITDA declining by only 1.0% q.o.q (Euro 2 million), notwithstanding intense commercial activity, and also higher programming costs and customer care and support service costs related to the pay-TV service.

TMN’s EBITDA in 1Q09 increased by 2.0% y.o.y to Euro 170 million, equivalent to a 45.9% margin, driven by customer growth and strict cost control. TMN’s EBITDA performance was achieved against a backdrop of higher customer care and support costs required to support strong growth in data services. Excluding the negative impact of Euro 9.7 million due to lower MTRs, TMN’s EBITDA would have increased by 7.8% in 1Q09.

Vivo’s EBITDA increased by 10.9% y.o.y, equivalent to 28.6% y.o.y in local currency, on the back of the strong increase in revenues and consolidation of Telemig, as referred to previously. Excluding the effects of the consolidation of Telemig and devaluation of the Real against the Euro, Vivo’s EBITDA would have increased by 17.1% y.o.y. Vivo’s EBITDA margin reached 28.9% in 1Q09, an improvement of 1.3pp versus 1Q08.

Other EBITDA decreased by 4.3% y.o.y to Euro 21 million in 1Q09, mainly as a result of the termination of Vivo’s management fee as from August 2008, notwithstanding the improved performance from MTC in local currency, which offset the  impact of the devaluation of the Namibian Dollar, and from Timor Telecom.

Fully and proportionally consolidated international assets contributed to 39.8% of PT’s consolidated EBITDA in 1Q09, an increase from 35.4% in 1Q08. Brazilian businesses accounted for 34.1% of EBITDA in 1Q09, which compares to 30.7% in 1Q08. The EBITDA performance of the fully consolidated African assets in 1Q09 accounted for 4.5% of consolidated EBITDA.

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Portugal Telecom

Net income

Post retirement benefit costs amounted to Euro 22 million in 1Q09, compared to Euro 11 million in 1Q08, primarily as a result of the decrease in the value of the pension funds during 2008.

Depreciation and amortisation costs increased by 10.0% y.o.y to Euro 326 million, reflecting higher contributions from: (1) Vivo, which accounts for 80% of the increase in D&A, as a result of the acquisition and consolidation of Telemig and higher depreciation rates for the CDMA network, following the GSM network rollout, and (2) wireline business in Portugal, resulting from the investments in the rollout of Pay-TV, and also from the revaluation of ducts and certain real estate assets undertaken in 2008. Excluding the effects of the consolidation of Telemig and the devaluation of the Real against the Euro, consolidated depreciation and amortization costs would have increased by 8.6% y.o.y.

Net losses on disposal of fixed assets amounted to Euro 0.5 million in 1Q09, as compared to net gains of Euro 9 million in the same period of last year. Gains recorded in 1Q08 are related to real estate disposals, which generated a cash inflow of Euro 9 million in the period.

Net interest expenses increased by 43.7% y.o.y. to Euro 72 million primarily due to (1) the increase in PT’s average net debt in the period, related to the share buyback programme completed in 2008 and to the acquisitions of Telemig and 3G licenses in Brazil, and (2) the increase in the average cost of debt in Portugal and Brazil. Consolidated average cost of debt of PT was 5.1% in 1Q09 (4.4% in 1Q08). Excluding Brazil, the average cost of debt was 4.1% (3.9% in 1Q08).

Equity in earnings of affiliates includes primarily PT’s share in the earnings of Unitel, CTM, Médi Télécom and UOL and amounted to Euro 49 million in 1Q09, compared to Euro 34 million in 1Q08.

Net other financial gains, which include net foreign currency gains, net gains on financial assets and other financial expenses, amounted to Euro 5 million in 1Q09, as compared to net losses of Euro 26 million in 1Q08. Net foreign currency gains amounted to Euro 6 million in 1Q09 (losses of Euro 12 million in 1Q08) due to the evolution of the Euro / US Dollar exchange rate. Net gains on financial assets amounted to Euro 5 million in 1Q09 (losses of Euro 8 million in 1Q08) and primarily relate to the change in fair value of free-standing cross currency derivative instruments. Other financial expenses, which include banking services, commissions, financial discounts and other financing costs, amounted to Euro 7 million in 1Q09, compared to Euro 6 million in 1Q08.

Provision for income taxes decreased from Euro 79 million in 1Q08 to Euro 56 million in 1Q09 corresponding to an effective tax rate of 23.8% in 1Q09 and 32.3% in 1Q08. The decrease in the

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effective tax rate is primarily explained by the recognition of tax losses from previous periods by certain international companies.

Income attributable to minority interests decreased to Euro 11 million in 1Q09, compared to Euro 25 million in 1Q08. The reduction in this caption is primarily attributable to the decrease in minority interests from (1) Vivo, which amounted to Euro 5 million in 1Q09 compared to Euro 12 million in 1Q08, and (2) Africatel, which amounted to Euro 4 million in 1Q09 compared to Euro 13 million in 1Q08.

Net income increased by 19.1% y.o.y in 1Q09 to Euro 166 million, compared to Euro 140 million in 1Q08.

Earnings per Share

Basic earnings per share increased by 31.1% y.o.y in 1Q09 to Euro 19 cents, benefiting from the reduction in the number of shares following the completion of the share buyback program.

The average number of shares outstanding decreased by 9.2% to 876 million in 1Q09, whilst the diluted average number of shares outstanding over the same period declined by 8.6% to 941 million. As at the end of March 2009, the number of shares outstanding, adjusted for the 20.6 million own shares recognised in the statement of financial position, was 876 million.

Earnings per share	Million (shares outstanding); Euro (per share data)

	1Q09	1Q08	y.o.y
Average number of shares oustanding
Basic	875.9	964.9	(9.2%)
Diluted (1)	940.5	1,029.5	(8.6%)
Earnings per share
Basic	0.19	0.14	31.1%
Diluted (1) (2)	0.18	0.14	29.3%

(1) Diluted shares are calculated assuming the full exercise of convertible bonds. (2) Diluted earnings are computed adjusting for the costs of convertible bonds.

Capex

Total capex increased by 57.1% in 1Q09 to Euro 224 million, equivalent to 13.9% of revenues, as a result of growth in wireline and Vivo, which more than offset capex reductions in TMN and other international assets. Wireline capex increased from Euro 49 million in1Q08 to Euro 101 million in 1Q09, primarily as a result of: (1) investments in network upgrades for all IP transformation, to provide increased bandwidth, in great part related to the continued success of IPTV services; (2) transponder capacity, and (3) a surge in pay-TV net additions resulting in increased customer-related capex (Euro 24 million) during this period. TMN’s capex decreased by 22.0% y.o.y to Euro 25 million in 1Q09. The

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decrease in TMN’s capex is primarily explained by the investments in the continued deployment of 3G/3.5G networks, both in terms of capacity and coverage, carried out in 2008, which resulted in improved quality of mobile voice and data services in Portugal. As a result, in a recent study undertaken by the Portuguese telecoms regulator, TMN was considered as having the best wireless broadband and reliability and network performance.

Capex by business segment (1)	Euro million

	1Q09	1Q08	y.o.y
Wireline	101.4	48.7	108.2%
Domestic mobile • TMN (2)	24.5	31.5	(22.0%)
Brazilian mobile • Vivo (1)	86.6	47.5	82.2%
Other	11.3	14.8	(23.6%)
Total capex	223.8	142.5	57.1%
Capex as % of revenues (%)	13.9	9.1	4.9	pp

(1) Considering a Euro/Real average exchange rate of 2.6012 in 1Q08 and 3.0168 in 1Q09. (2) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1Q09).

Capex at Vivo increased from Euro 48 million in 1Q08 to Euro 87 million in 1Q09 and continued to be directed towards increasing network coverage and capacity, including the Northeast states where Vivo launched the service in October, and building capacity, namely in GSM/EDGE and 3G. The GSM/EDGE network already has nationwide coverage, while the 3G network covers 3,000 cities. Excluding the consolidation of Telemig (Euro 7 million) and the effect of the devaluation of the Real against the Euro, capex at Vivo would have increased by 94.4% y.o.y. In 1Q09, other capex decreased to Euro 11 million, compared to Euro 15 million in 1Q08, primarily due to the decrease in capex related to the call centre operation in Brazil, and also due to the impact of the depreciation of local currencies of other international businesses.

Cash flow

Operating cash flow decreased to Euro 76 million in 1Q09, compared to Euro 304 million in 1Q08, primarily due to (1) an increase in working capital investment and (2) a reduction in EBITDA minus Capex, as a result of the 57.1% increase in capex. The increase in working capital investment is mainly explained by: (1) one-off cash receipts in 1Q08 from Zon and settlement with the Portuguese State of discounts granted to retirees; (2) Vivo’s management fees received in 1Q08 (Euro 15 million), and (3) higher capex in 4Q08 compared to 4Q07, resulting in higher payments to fixed asset suppliers.

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Free cash flow			Euro million
	1Q09	1Q08	y.o.y
EBITDA minus Capex	378.8	463.4	(18.3%)
Non-cash items	31.5	29.6	6.4%
Change in working capital	(333.8)	(189.0)	76.6%
Operating cash flow	76.5	304.1	(74.8%)
Disposal of stake in BEST	0.0	16.0	n.m.
Interest	(127.7)	(82.3)	55.3%
Contributions and payments related to PRBs	(46.8)	(48.7)	(4.0%)
Income taxes	(9.2)	(19.1)	(51.5%)
Dividends received	7.9	6.5	20.8%
Other cash movements	7.5	(1.5)	n.m.
Free cash flow	(91.8)	175.0	n.m.

Free cash flow was negative in Euro 92 million in 1Q09, primarily due to the decrease in operating cash flow described above, and also to an increase of Euro 45 million in interest paid as compared to 1Q08, explained by the increase in net debt and also by the increase in the average cost debt in Portugal and Brazil. A significant amount (52.3%) of PT’s interest payments on publicly issued bonds occurs in the first quarter of the year.

Consolidated statement of financial position

Consolidated statement of financial position		Euro million
	31 March 2009	31 December 2008
Cash and equivalents	1,268.9	1,124.6
Accounts receivable, net	1,425.5	1,393.7
Inventories, net	274.8	297.4
Financial investments	693.6	634.3
Intangible assets, net	3,636.6	3,463.0
Tangible assets, net	4,613.3	4,637.8
Accrued post retirement asset	1.4	1.6
Other assets	946.8	973.1
Deferred tax assets and prepaid expenses	1,298.5	1,188.8
Total assets	14,159.4	13,714.4
Accounts payable	1,071.9	1,373.6
Gross debt	7,009.6	6,695.9
Accrued post retirement liability	1,887.1	1,836.9
Other liabilities	2,314.3	1,777.4
Deferred tax liabilities and deferred income	862.2	834.5
Total liabilities	13,145.2	12,518.2
Equity before minority interests	13.0	232.0
Minority interests	1,001.2	964.2
Total shareholders’ equity	1,014.2	1,196.2
Total liabilities and shareholders’ equity	14,159.4	13,714.4

As at 31 March 2009, the net exposure (assets minus liabilities) to Brazil amounted to Euro 2,419 million. The assets denominated in Brazilian Reais in the statement of financial position as at 31 March 2009 amounted to Euro 5,626 million, equivalent to 39.7% of total assets.

The increase in intangible assets in 1Q09 is primarily explained by the impact of the appreciation of the Real against the Euro, whilst the increase in total liabilities is primarily explained by the dividends

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attributed to shareholders following the AGM of 27 March 2009 (Euro 504 million) and also the impact of the appreciation of the Real against the Euro.

Consolidated net debt

Consolidated net debt amounted to Euro 5,741 million as at 31 March 2009, compared to Euro 5,571 million as at 31 December 2008. The increase in net debt is primarily explained by the negative free cash flow in 1Q09 and the appreciation of the Real against the Euro during the quarter, which was reflected on the 50% share of Vivo’s net debt in PT’s consolidated debt.

As at 31 March 2009, total consolidated gross debt amounted to Euro 7,010 million, of which 68.0% was medium and long-term and 62.1% was set at fixed rates. As at 31 March 2009, 83.7% of total debt was denominated in Euros and 16.3% in Brazilian Reais. Vivo’s debt is either Real-denominated or has been hedged into Reais.

Change in net debt		Euro million
	1Q09	1Q08
Net debt (initial balance)	5,571.3	4,381.8
Less: free cash flow	(91.8)	175.0
Translation effect on foreign currency debt	55.8	(15.7)
Acquisition of own shares (1)	0.0	576.4
Commitments under the terms of the UMTS license	11.5	0.0
Other (2)	10.3	0.0
Net debt (final balance)	5,740.6	4,767.5
Change in net debt	169.4	385.6
Change in net debt (%)	3.0%	8.8%

(1) In 1Q08, PT contracted equity swaps over 68.6 million own shares under the share buyback programme concluded in December 2008. (2) This caption includes mainly Euro 20 million related to dividends paid by Vivo to minority shareholders, net of Euro 13 million related to the cash contribution of minority shareholders to a share capital increase at Vivo Participações.

The amount of cash available in PT’s domestic operations plus the undrawn amount of PT’s committed commercial paper lines and standby facilities totalled Euro 2,178 million at the end of March 2009, of which Euro 1,475 million was undrawn committed commercial paper and standby facilities. In April 2009, PT repaid Euro 880 million in an existing bond and issued a Euro 1 billion 4-year bond, thus increasing its liquidity position and average maturity of its debt.

In 1Q09, PT’s average cost of debt was 5.1%, with maturity of 4.8 years as at 31 March 2009. Excluding Brazil, PT’s average cost of debt was 4.1% in 1Q09, with a maturity of 4.8 years as at 31 March 2009. Post the Euro 1 billion bond issue maturity was extended to 5.2 years. In 1Q09, the net debt to EBITDA ratio was 2.4x (2.0x in 1Q08) and EBITDA cover stood at 8.3x (12.0x in 1Q08).

In April 2009, S&P announced its review of the credit rating attributed to Portugal Telecom, raising the long-term rating to BBB from BBB- and the short-term rating to A-2 from A-3. The outlook is stable. According to the note released by S&P, the upgrade recognises improving dynamics in PT’s domestic wireline business, strengthening performance in Brazil, allowing for the payment of dividends, and

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consistently sound domestic mobile operations. Fitch also reaffirmed PT’s rating at BBB, upgrading the outlook to stable. According to the note released by Fitch, the rating acknowledges (1) PT’s continued strong competitive position in all segments of operation; (2) the stabilisation of the domestic wireline business; (3) the improvement in the domestic mobile business, and (4) the improved performance of Vivo, which started to pay dividends.

Post retirement benefits

As at 31 March 2009, the projected benefit obligations (PBO) of PT’s post retirement benefits related to pensions and healthcare amounted to Euro 3,039 million. The market value of assets amounted to Euro 2,060 million. In addition, PT has liabilities with salaries to suspended and pre-retired employees amounting to Euro 882 million, which are not subject to any legal funding requirement. These monthly salaries are paid directly by PT to the beneficiaries until the retirement age. Therefore, gross unfunded obligations amounted to Euro 1,861 million, while after-tax unfunded obligations stood at Euro 1,368 million. PT’s post retirement benefits plans for pensions and healthcare are closed to new participants.

Post retirement benefits obligations		Euro million
	31 March 2009	31 December 2008
Pensions obligations	2,613.4	2,607.5
Healthcare obligations	425.8	426.3
PBO of pension and healthcare obligations	3,039.2	3,033.8
Market value of funds (1)	(2,060.2)	(2,131.6)
Unfunded pensions and healthcare obligations	979.0	902.1
Salaries to suspended and pre-retired employees	881.8	907.7
Total gross unfunded obligation	1,860.8	1,809.9
After-tax unfunded obligations	1,367.7	1,330.2
Unrecognised prior years service gains	25.0	25.4
Accrued post retirement benefits	1,885.8	1,835.3

(1) The decline in the market value of funds resulted from the payment of pensions and supplements of Euro 35 million and the negative return of assets under management of Euro 40 million (equivalent to -1.9%), partially offset by the contributions made by beneficiaries and by PT totalling Euro 3.4 million.

Total unfunded obligation increased by Euro 51 million in 1Q09 to Euro 1,861 million, as a result of: (1) net actuarial losses of Euro 73 million; (2) PRB costs amounting to Euro 23 million and (3) curtailment costs of Euro 2 million. These effects were partially offset by payments and contributions of Euro 47 million made in the period.

Change in gross unfunded obligations		Euro million
	1Q09	1Q08
Gross unfunded obligations (initial balance)	1,809.9	1,304.0
Post retirement benefits costs (PRB)	22.9	11.4
Curtailment cost	1.8	15.3
Contributions and payments (1)	(46.8)	(48.7)
Net actuarial (gains) losses (2)	73.0	0.0
Gross unfunded obligations (final balance)	1,860.8	1,281.9
After-tax unfunded obligations	1,367.7	942.2

(1) In 1Q09, this caption includes: (i) payments of salaries to pre-retired and suspended employees amounting to Euro 38.6 million; (ii) termination payments, under the workforce reduction programme, amounting to Euro 1 million; (iii) payments of healthcare expenses amounting to Euro 6.9 million, and (iv) contributions to the pension funds of Euro 0.3 million.  (2) In 1Q09, this caption relates to the difference between the actual return on assets (-1.9%) and the expected return on assets (6% on an annual basis).

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Portugal Telecom

Post retirement benefits costs		Euro million

1Q09

1Q08

Service cost	1.7	2.6
Interest cost	54.1	51.8
Expected return on assets (1)	(32.9)	(43.0)
Sub-total	22.9	11.4
Amortisation of prior year service gains	(0.5)	(0.4)
Post retirement benefits costs	22.4	11.0

(1) The decrease in the expected return on assets is explained by the devaluation of plan assets occurred through 2008.

Shareholders’ equity (excluding minority interests)

Shareholders’ equity excluding minority interests amounted to Euro 13 million as at 31 March 2009. The decrease of Euro 219 million in 1Q09 is explained by: (1) the dividends attributed to shareholders, paid on 24 April 2009, amounting to Euro 504 million, and (2) the net actuarial losses related to post retirement benefits amounting to Euro 54 million (net of taxes). These effects more than offset (1) the Euro 166 million net income generated in the period, and (2) the positive currency translation adjustments amounting to Euro 173 million, mainly related to the appreciation of the Real against the Euro during the period.

Change in shareholders’ equity (excluding minority interests)	Euro million
1Q09
Equity before minority interests (initial balance)	232.0
Net income	166.4
Currency translation adjustments	173.4
Dividends attributed (1)	(503.6)
Net actuarial gains (losses), net of taxes	(53.7)
Other	(1.5)
Equity before minority interests (final balance)	13.0
Change in equity before minority interests	(219.0)
Change in equity before minority interests (%)	(94.4% )

(1) Dividends paid on 24 April 2009.

Distributable reserves _ Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the Company prepared in accordance with Portuguese GAAP. Distributable reserves decreased by Euro 376 million to Euro 392 million as at 31 March 2009, as the Euro 128 million net income generated in 1Q09 under Portuguese GAAP was more than offset by the dividends attributed in the amount of Euro 504 million, following the approval at the AGM of 27 March 2009.

Change in distributable reserves	Euro million
1Q09
Distributable reserves (initial balance)	768.0
Dividends attributed	(503.6)
Net income under Portuguese GAAP (1)	127.7
Other	(0.2)
Distributable reserves (final balance)	391.8
Change in distributable reserves in the period	(376.1)
Change in distributable reserves in the period (%)	(49.0% )

(1) The main differences between net income under Portuguese GAAP and IFRS are related to the recognition of post retirement benefits, the goodwill amortisation and the recognition of fair value of financial instruments and derivatives.

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Portugal Telecom

Business performance

Domestic operations

Revenues from domestic operations, which include wireline and TMN, were penalised by lower MTRs, namely at TMN, and decreased by 0.4% to Euro 827 million in the first quarter of 2009, notwithstanding the strong performance of the wireline segment, which increased revenues by 3.0% y.o.y in the first quarter of 2009, thus consolidating the inflection point confirmed in the fourth quarter of 2008. The marked improvement in the performance of the wireline segment is explained by the continued strong take-up of pay-TV and broadband, decelerating line loss and solid performance of data and corporate services. Accordingly, retail revenue generating units (“RGUs”) increased by 84 thousand in the first quarter of 2009, compared to a loss of 28 thousand in the first quarter of 2008. The continued success of pay-TV is underpinning the performance of PT’s wireline segment even though it was only launched on a nationwide basis in April 2008 and has not yet reached critical mass. Customer revenues at TMN continued to post strong growth in the first quarter of 2009 (+2.2% y.o.y), as data revenues increased by 17.4% y.o.y and now account for 22.7% of mobile service revenues, an improvement of 4.0pp y.o.y. As of 1 January 2009, mobile termination rates were reduced from Euro 7.5 cents to Euro 7 cents, which compares to Euro 11 cents in the first quarter of 2008, thus leading to a decline of 29.7% y.o.y in interconnection revenues at TMN in the first quarter of 2009. As such, in the first quarter of 2009, revenue performance of the domestic operations was negatively impacted by MTRs in the total amount of Euro 19.6 million and Euro 18.8 million at TMN. Excluding this adverse impact, revenues from the domestic business would have increased by 2.0%, whilst TMN’s service revenues would have increased by 2.2% y.o.y in the first quarter of 2009.

Domestic operations income statement (1)			Euro million
	1Q09	1Q08	y.o.y
Operating revenues	827.3	830.5	(0.4%)
Wireline	492.1	477.6	3.0%
Domestic mobile • TMN	370.1	386.3	(4.2%)
Other and eliminations	(34.8)	(33.5)	3.9%
EBITDA (2)	376.2	398.6	(5.6%)
Post retirement benefits	22.4	11.0	104.4%
Depreciation and amortisation	151.3	145.7	3.8%
Income from operations (3)	202.4	241.9	(16.3%)
EBITDA margin	45.5%	48.0%	(2.5pp)
Capex (4)	127.0	82.4	54.2%
Capex as % of revenues	15.4%	9.9%	5.4pp
EBITDA minus Capex	249.2	316.2	(21.2%)

(1) Domestic operations includes the wireline segment, domestic mobile, PT Inovação, PT SI, PT Pro and PT Contact. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in the first quarter of 2009).

EBITDA declined by 5.6% y.o.y in the first quarter of 2009 to Euro 376 million, equivalent to a margin of 45.5%. This performance was achieved against a backdrop of: (1) strong growth in the pay-TV service, which resulted in higher programming costs; (2) increased customer care and support costs, due to

Consolidated report | first quarter 2009	13

Portugal Telecom

strong take up of pay-TV and wireless broadband; (3) the impact of lower MTRs, and (4) halting of the redundancy programme. On a sequential basis, EBITDA increased by 0.7% q.o.q, driven by lower operating costs, namely direct and commercial costs.

Wireline

Wireline operating revenues increased by 3.0% y.o.y in the first quarter of 2009 to Euro 492 million, the best performance of the last seventeen quarters and confirming the sustained recovery observed since the third quarter of 2008, despite the decline in MTRs. Excluding this effect, operating revenues would have increased by 4.1%. Notwithstanding continued pressure on the traditional voice business, revenues of pay-TV and of data and corporate services have been increasing in line with PTs’ stated strategy of addressing the residential market by offering triple-play and dual-play services and the corporate market by offering more integrated solutions and value added services to its customers.

Wireline income statement (1)			Euro million
	1Q09	1Q08	y.o.y
Operating revenues	492.1	477.6	3.0%
Retail	244.6	243.7	0.4%
Wholesale	125.6	119.1	5.5%
Data & corporate	79.9	67.6	18.2%
Other wireline revenues	42.0	47.2	(11.1%)
Operating costs, excluding D&A	283.9	243.7	16.5%
Wages and salaries	59.2	58.8	0.7%
Direct costs	104.9	87.7	19.6%
Commercial costs	25.5	21.2	20.1%
Other operating costs	94.4	76.1	24.1%
EBITDA (2)	208.1	233.9	(11.0%)
Post retirement benefits	22.4	10.9	104.5%
EBITDA post PRBs (3)	185.7	222.9	(16.7%)
Depreciation and amortisation	97.4	85.0	14.6%
Income from operations (4)	88.4	138.0	(36.0%)
EBITDA margin	42.3%	49.0%	(6.7pp)
Capex	101.4	48.7	108.2%
Capex as % of revenues	20.6%	10.2%	10.4pp
EBITDA minus Capex	106.8	185.2	(42.3%)

(1) Includes intragroup transactions. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Retail revenues increased by 0.4% y.o.y in the first quarter of 2009, for the first time in the last seventeen quarters, to Euro 245 million, underpinned by the growth in RGUs of 84 thousand, namely in pay-TV customers (+72 thousand net additions in the quarter) and high quality broadband net adds (+45 thousand flat fee net adds). The increasing number of RGUs per subscriber contributed to the 1.6% increase in ARPU. The improvement in the performance of retail revenues occurred notwithstanding strong competition from other fixed and cable operators as well as from mobile operators, both in voice and broadband.

Wholesale revenues increased by 5.5% y.o.y in the first quarter of 2009, mostly due to higher traffic revenues, which increased by 9.5% y.o.y.

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Portugal Telecom

Revenues from data and corporate services increased by 18.2% y.o.y in the first quarter of 2009 as a result of signing of new contracts and continued successful migration of customers from traditional voice and data services to more advanced and integrated solutions, which include: (1) the provision of more bandwidth for end-users based on Ethernet and IP technologies, and (2) convergent and customised solutions combining telecoms and IT. In addition, PT gained new business in data centres and IT systems, which further reinforced its position in the business segment. As such, revenues from network management, outsourcing and IT increased by 63.6% in the quarter, including the positive impact of educational related projects.

Other revenues decreased by 11.1% y.o.y in the first quarter of 2009, as a result of the decrease in the directories business and also in equipment sales.

It is worth highlighting that, since the launch of PT’s pay-TV services, the wireline EBITDA’s delta loss has been decreasing sequentially. In the third quarter of 2008, EBITDA’s delta loss was Euro 9 million, while in the fourth quarter of 2008 was Euro 7 million and in the first quarter of 2009 was Euro 2 million. EBITDA declined by 1.0% q.o.q in the first quarter of 2009 (Euro 2 million), while operating expenses decreased by 0.3% q.o.q, primarily as a result of the decrease in direct costs, mainly due to lower MTRs, notwithstanding the growth in pay-TV subscribers and the launch of new channels to reinforce the pay-TV offer which increased programming costs. Other operating costs increased by +9.1% q.o.q, on the back of higher provisioning, customer care and support costs related to the launch and growth of pay-TV services. Notwithstanding the investments being done in rolling out the pay-TV service, which has not yet reached critical mass, PT continued focusing on the control of addressable costs and on streamlining of domestic operations to extract benefits from further integration of business units. It is also important to highlight that the improved performance in this segment occurred notwithstanding the halting of the redundancy programme, as the company is now focused on redeploying staff to reduce outsourcing. As a result, wages and salaries were flat both y.o.y and q.o.q.  EBITDA margin stood at 42.3% in the first quarter of 2009 and at 42.5% in the fourth quarter of 2008.

Capex increased from Euro 49 million in the first quarter of 2008 to Euro 101 million in the first quarter of 2009. Capex was directed mainly towards: (1) customer-related investments, which increased by Euro 24 million in the first quarter of 2009, in TV terminal equipment for residential clients and equipment for corporate clients as part of the outsourcing contracts; (2) increased transponder capacity; (3) service platforms to provide greater bandwidth to customers, and (4) increased network capacity to provide pay-TV services.

For the fourth time in the last fifteen consecutive quarters, the first quarter of 2009 showed a positive trend in retail RGUs. Retail net additions in the quarter reached 84 thousand, as a result of the significant growth of the pay-TV service, which accounted for 72 thousand net additions. Underpinned

Consolidated report | first quarter 2009	15

Portugal Telecom

by pay-TV bundles, ADSL net additions in the quarter reached 42 thousand, with post paid net additions of 45 thousand, the best performance in the last fourteen quarters. The decline in traffic generating lines of 19 thousand in the quarter represented the best performance in any quarter since the fourth quarter of 2009. This clearly shows the benefits of the continued success of the triple-play Meo offer to PT’s competitive position in the retail market and its positive impact on both ADSL and voice line sales. Voice lines in the quarter had 30 thousand net disconnections, despite being negatively affected by the 11 thousand net disconnections of carrier pre-selection lines. This performance marks a clear improvement in relation to the same period last year which saw 59 thousand net disconnections. Competitors’ accesses, which include wholesale accesses and carrier pre-selection, fell by 25 thousand in the first quarter of 2009, reflecting a decrease in unbundled local loop lines (-4 thousand), carrier pre-selection (-11 thousand) and wholesale line rental (-7 thousand).

As in 2008, during the first quarter of 2009, PT continued to focus its marketing efforts in the promotion of Meo, which is being offered through IPTV and satellite.

Meo provides access to a comprehensive content offer, with more than 110 TV channels and over 2,000 real video-on-demand (VoD) titles. The VoD offer, which includes blockbusters from five Hollywood studios, continues to be a successful and differentiating feature, as circa 50% of Meo’s IPTV customers have already used it on a paid basis (+3pp, as compared to the fourth quarter of 2008), consuming on average 2.8 movies per month. “Mamma Mia” and “Batman” were a success, driving this strong performance. In only four days, more than 5 thousand customers rented these two movies.

PT has been strengthening the Meo offer with new features and content, namely through the development of partnerships with key content producers and suppliers. On 2 April 2009, PT launched Meo Kids, a new children’s interactive service with unique content, karaoke, videos and news. Meo Kids is available for all PT’s pay-TV customers with an interface designed for two distinctive groups: children between four and seven years and children between seven and ten, providing them an improved and targeted experience of next generation television.

Furthermore, and as part of the investment in innovation in pay-TV, PT launched “My Meo”, thus making available, through internet, the TV guide, suggestions lists, VOD offer and premieres.

Meo marketing campaigns continue to enjoy high notoriety. In effect, proved ad recall stood close to 35% and spontaneous ad recall was close to 40% at the end of March, well ahead of any other competing brands in the sector.

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Portugal Telecom

Wireline operating data
	1Q09	1Q08	y.o.y
Main accesses (‘000)	4,369	4,147	5.3%
Retail accesses	3,949	3,645	8.3%
PSTN/ISDN	2,813	2,957	(4.9%)
Traffic-generating lines	2,649	2,748	(3.6%)
Carrier pre-selection	163	210	(22.1%)
ADSL retail	752	641	17.3%
TV customers	384	47	n.m.
Wholesale accesses	420	502	(16.3%)
Unbundled local loops	301	320	(6.0%)
Wholesale line rental	69	122	(43.4%)
ADSL wholesale	50	60	(16.6%)
Net additions (‘000)	71	(19)	n.m.
Retail accesses	84	(28)	n.m.
PSTN/ISDN	(30)	(59)	(48.9%)
Traffic-generating lines	(19)	(31)	(38.1%)
Carrier pre-selection	(11)	(28)	(60.7%)
ADSL retail	42	5	n.m.
TV customers	72	26	179.4%
Wholesale accesses	(14)	10	n.m.
Unbundled local loops	(4)	29	n.m.
Wholesale line rental	(7)	(19)	(62.9%)
ADSL wholesale	(2)	(1)	243.0%
Retail RGU per access (1)	1.40	1.23	13.9%
ARPU (Euro)	29.9	29.5	1.6%
Total traffic (million minutes)	2,846	3,029	(6.0%)
Retail traffic	1,213	1,289	(5.9%)
Wholesale traffic	1,634	1,740	(6.1%)
Employees	6,219	6,305	(1.4%)

(1) Retail accesses per PSTN/ISDN line.

In the first quarter of 2009, net additions in the pay-TV service reached 72 thousand bringing the total customers to 384 thousand. Pay-TV subscribers already represent 14.5% of traffic-generating lines and 51.1% of the ADSL customer base, a solid performance considering that the TV service was launched, on a nationwide basis, in April 2008.

It is worth highlighting that the number of retail RGU per access, measured by the number of retail accesses per PSTN/ISDN line, continues to increase with the rollout of the pay-TV offer and stands at 1.40 in the first quarter of 2009, as compared to 1.36 in the fourth quarter of 2008 and 1.23 in the first quarter of 2008.

In the first quarter of 2009, blended ARPU increased by 1.6% y.o.y to Euro 29.9 with the growth in data and other ARPU, which increased by 42.1% y.o.y against a backdrop of strong growth in the customer base during the quarter.

Domestic Mobile - TMN

In the first quarter of 2009, operating revenues amounted to Euro 370 million decreasing by 4.2% when compared to the first quarter of 2008, mainly due to the negative impact of Euro 18.8 million as a result

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Portugal Telecom

of lower MTRs. Service revenues decreased in the quarter by 3.2% y.o.y as the increase in customer revenues, which were up by 2.2% y.o.y, was insufficient to offset the decrease in interconnection revenues (-29.7% y.o.y) due to the regulated cuts in MTRs. Excluding lower MTRs, service revenues would have increased by 2.2%. Operating revenues were also impacted by lower sales of terminal equipment but, nevertheless, excluding the impact of MTRs would have increased by 0.6% y.o.y.

Customer revenues increased by 2.2% y.o.y to Euro 285 million on the back of customer growth, namely in wireless broadband. It is worth highlighting that this marks the nine consecutive quarter of growth in customer revenues at TMN. Interconnection revenues declined by 29.7% y.o.y in the first quarter of 2009 to Euro 43 million, as a result of the decrease in MTRs from Euro 7.5 cents to Euro 7 cents as at 1 January 2009, which compares to Euro 11 cents in the first quarter of 2008. Data revenues continued to be an important source of growth. All wireless data applications from PDAs and BlackBerrys to laptop wireless data cards contributed to data revenue growth, which in the quarter was up by 17.4% y.o.y. Sales decreased by 24.3% y.o.y to Euro 30 million.

Domestic mobile income statement (1)			Euro million
	1Q09	1Q08	y.o.y
Operating revenues	370.1	386.3	(4.2%)
Services rendered	333.4	344.5	(3.2%)
Customer	285.0	278.8	2.2%
Interconnection	43.2	61.5	(29.7%)
Roamers	5.2	4.2	25.1%
Sales	29.9	39.5	(24.3%)
Other operating revenues	6.7	2.3	188.7%
Operating costs, excluding D&A	200.3	219.9	(8.9%)
Wages and salaries	12.8	13.4	(4.2%)
Direct costs	63.2	70.2	(10.0%)
Commercial costs	62.4	75.8	(17.7%)
Other operating costs	61.8	60.5	2.2%
EBITDA (2)	169.7	166.4	2.0%
Depreciation and amortisation	50.9	56.6	(10.0%)
Income from operations (3)	118.8	109.8	8.2%
EBITDA margin	45.9%	43.1%	2.8pp
Capex (4)	24.5	31.5	(22.0%)
Capex as % of revenues	6.6%	8.1%	(1.5pp)
EBITDA minus Capex	145.2	134.9	7.6%

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in the first quarter of 2009).

EBITDA increased by 2.0% y.o.y to Euro 170 million in the first quarter of 2009 notwithstanding the decline in MTRs, which had a negative impact of Euro 9.7 million in the quarter. Adjusting for this negative effect, EBITDA would have increased by 7.8%, a significant growth from previous quarters. This performance was achieved on the back of strict cost control, which is reflected in the 8.9% y.o.y decline of operating costs. Direct costs decreased by 10.0% y.o.y in the first quarter of 2009 due to the positive impact of lower MTRs. Wages and salaries decreased by 4.2% y.o.y in the first quarter of 2009, thus reflecting efficiency gains as a result of the reorganisation of PT’s domestic businesses and fixed-mobile integration. Unitary SARC, which includes marketing, handset subsidies and commissions, fell by 2.7%

Consolidated report | first quarter 2009	18

Portugal Telecom

y.o.y in the first quarter of 2009, on the back of lower subsidisation and commissions. EBITDA margin increased by 2.8pp y.o.y and stood at 45.9% in the first quarter of 2009.

Capex decreased by 22.0% y.o.y in the first quarter of 2008 to Euro 25 million. The decrease in TMN’s capex is explained primarily by the investments in the continued deployment of 3G/3.5G networks, both in terms of capacity and coverage, carried out in 2008, which resulted in improved quality of mobile voice and data services in Portugal. Capex continued to be directed primarily towards expanding network capacity and coverage, as a result of increased voice and data usage, and improving mobile voice and data services to customers. Approximately 60% of network capex is being directed towards 3G and 3.5G networks.

Domestic mobile operating data (1)
	1Q09	1Q08	y.o.y
Customers (‘000)	6,959	6,365	9.3%
Net additions (‘000)	15	103	(85.2%)
Total traffic (million minutes)	2,243	2,155	4.1%
MOU (minutes)	108	114	(5.1%)
ARPU (Euro)	16.1	18.2	(11.7%)
Customer	13.7	14.7	(6.8%)
Interconnection	2.1	3.2	(35.9%)
Data as % of service revenues (%)	22.7	0.2	22.5pp
SARC (Euro)	38.7	39.7	(2.7%)
Employees	1,116	1,150	(3.0%)

(1) Includes MVNO subscribers.

In the first quarter of 2009 total customers increased by 9.3% y.o.y to 6,959 thousand, with net additions reaching 15 thousand, including PC / data product targeted at teachers, students and professionals. A continued focus on acquiring post paid customers, including wireless broadband, has resulted in post paid customers accounting for 29.9% of total customers at the end of the first quarter of 2009, up from 25.5% in the first quarter of 2008 and 28.1% in the fourth quarter of 2008.

Wireless broadband remained a key priority, as TMN strengthened its offers by launching the first pilot project worldwide based on HSPA+ that makes available speeds of up to 21Mbps. In February 2009, in a study undertaken by the telecom regulator, TMN was considered to be the operator having the best 3G coverage and best 3G service throughout the country. TMN already covers all district capitals also with 3.5G. In addition, in April 2009, also in a study undertaken by the telecoms regulator, TMN was considered the operator having the best wireless broadband performance and reliability. TMN was also elected a brand to be trusted in Europe in 2009 (“Marca de Confiança na Europa 2009”) for the mobile operator category, in a survey undertaken by the magazine Reader’s Digest.

Data services continued to contribute to top line growth, with data revenues increasing by 17.4% y.o.y in the first quarter of 2009 and accounting for 22.7% of service revenues, up from 18.7% last year. The increase in data service revenues is being underpinned by non-SMS services, which already account for

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Portugal Telecom

around 56.8% (+9.8pp y.o.y) of total data service revenues. This growth in non-SMS data was driven by the strong performance of wireless broadband.

TMN’s ARPU decreased by 11.7% y.o.y in the first quarter of 2009 to Euro 16.1, as a result of: (1) strong subscriber growth in 2008; (2) increased penetration of services in lower segments of the market, and (3) declining MTRs. In effect, the interconnection ARPU declined by 35.9% y.o.y. Total traffic increased by 4.1% y.o.y to 2,243 million minutes in the first quarter of 2009, driven mainly by outgoing traffic, which increased by 6.5%. Growth in the customer base (+9.3%, EoP) underpinned traffic growth in the period.

Consolidated report | first quarter 2009	20

Portugal Telecom

International Businesses

Brazilian Mobile - Vivo

Vivo concluded the acquisition of Telemig, on 3 April 2008, which allowed for its consolidation from the beginning of April. As such, Vivo’s results presented include Telemig since the second quarter of 2008.

Vivo’s operating revenues, as stated in Brazilian Reais and in accordance with IFRS, increased by 22.6% y.o.y in the first quarter of 2009 to R$ 4,246 million, as a result of growth in service revenues (+21.9% y.o.y) underpinned by strong growth in customers and in data services, driven primarily by wireless broadband. Data revenues already account for 12.1% of service revenues (1.6pp y.o.y). Excluding Telemig, Vivo’s operating revenues would have increased by 10.2% y.o.y and service revenues would have grown by 9.9% y.o.y.

Brazilian mobile income statement (1)			R$ million
	1Q09	1Q08	y.o.y
Operating revenues	4,245.8	3,462.1	22.6%
Services rendered	3,788.5	3,108.0	21.9%
Sales	339.6	298.4	13.8%
Other operating revenues	117.7	55.7	111.2%
Operating costs, excluding D&A	3,017.1	2,506.6	20.4%
Wages and salaries	213.8	161.9	32.1%
Direct costs	797.9	628.5	27.0%
Commercial costs	1,040.2	860.1	20.9%
Other operating costs	965.3	856.1	12.7%
EBITDA (2)	1,228.7	955.6	28.6%
Depreciation and amortisation	998.0	736.8	35.5%
Income from operations (3)	230.7	218.8	5.4%
EBITDA margin	28.9%	27.6%	1.3pp
Capex	522.2	247.2	111.3%
Capex as % of revenues	12.3%	7.1%	5.2pp
EBITDA minus Capex	706.5	708.4	(0.3%)

(1) Information prepared in accordance with IFRS. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

EBITDA increased by 28.6% y.o.y to R$ 1,229 million in the first quarter of 2009, on the back of revenue growth. Excluding Telemig, EBITDA would have increased by 17.1% y.o.y. The increase of 27.0% in direct costs (9.4% excluding Telemig) is mainly explained by the growth in: (1) interconnection traffic as a result of increase in the subscriber base as well as usage campaigns launched in the quarter, as part of the 3G launch, and (2) network costs due to higher number of sites since the launch in the Northeast states. Commercial costs increased by 20.9% (10.8% excluding Telemig) primarily explained by the impact of the devaluation of the Real against the US Dollar in the acquisition cost of handsets and the launch of the operation in the Northeast region. Unitary SARC, which includes marketing, handset subsidies and commissions, increased by 3.4% y.o.y in the first quarter of 2009. EBITDA margin increased in the first quarter of 2009 by 1.3pp to 28.9%.

Consolidated report | first quarter 2009	21

Portugal Telecom

Capex increased by 111.3% to R$ 522 million in the first quarter of 2009. Excluding Telemig, capex at Vivo would have increased by 94.4%. Capex in the first quarter of 2009 was mainly directed to: (1) improve network coverage, including the expansion to the Northeast states of Brazil where Vivo launched its service in mid October 2008; (2) increase capacity and enhance quality, namely in the GSM/EDGE and 3G technologies, and (3) launch new customer service and front office systems. The GSM/EDGE network overlay covers 3,119 municipalities. In addition, in mid September 2008 Vivo also launched its 3G network, which covered more than 40 municipalities at the time of launch and now already covers 399 municipalities. The coverage in the Northeast states has been expanded to 59 municipalities at the end of the first quarter of 2009.

Brazilian mobile operating data (1)
	1Q09	1Q08	y.o.y
Customers (‘000)	45,641	34,323	33.0%
Market share (%)	29.7	27.3	2.4pp
Net additions (‘000)	696	839	(17.0%)
Total traffic (million minutes)	10,414	7,572	37.5%
MOU (minutes)	77	75	2.7%
ARPU (R$)	27.0	29.8	(9.3%)
Customer	15.9	16.9	(6.0%)
Interconnection	10.8	12.6	(14.0%)
Data as % of service revenues (%)	12.1	10.4	1.6pp
SARC (R$)	100.5	97.2	3.4%
Employees	8,234	5,582	47.5%

(1) Operating data calculated using Brazilian GAAP.

In the first quarter of 2009, Vivo’s customer base increased by 33.0% y.o.y to 45,641 thousand which includes 3,986 thousand from Telemig. Net additions reached 696 thousand in the first quarter of 2009, decreasing by 17.0% y.o.y. It is worth highlighting that in 2008 the market grew by an average m.o.m of 1.8% and in 2009 it is growing by 0.7% m.o.m, showing a decelerating trend. GSM and 3G accounted for approximately 94% of total gross additions in the first quarter of 2009, bringing the total number of GSM and 3G customers to 33,350 thousand at the end of March 2009, equivalent to 73.1% of total customers. Furthermore, Vivo has improved the weight of post-paid subscribers to 19.3%, as a result of the focus on capturing high-value customers. Vivo’s commercial activity in the quarter was marked by the extension of the Christmas campaign until March and focused on marketing initiatives aimed at increasing usage and penetration of 3G services with a flexible and comprehensive offer based on “Vivo Zap” plans. Vivo also launched campaigns aimed at reinforcing its institutional image as the operator with the best network and service quality in Brazil.

Total minutes carried by Vivo in the first quarter of 2009 increased by 37.5% y.o.y, with outgoing traffic increasing by 54.0% y.o.y. Vivo’s blended MOU increased by 2.7% y.o.y in the first quarter of 2009 to 77 minutes, as a result of the strong growth in outgoing MOU (+14.9% y.o.y), partially offset by the decrease in incoming MOU (-15.2% y.o.y). The success of recent marketing campaigns focused on promoting usage has underpinned the performance of outgoing MOU, which changes the nature of the traffic carried by Vivo and reduces dependence on interconnection.

Consolidated report | first quarter 2009	22

Portugal Telecom

Vivo’s blended ARPU reached R$ 27.0 in the first quarter of 2009, a decrease of 9.3% y.o.y as a result of strong customer growth. This reduction was mainly due to the decrease in interconnection ARPU (-14.0% y.o.y), as a result of the migration of fixed-mobile traffic to mobile-mobile traffic. Customer ARPU declined by 6.0% y.o.y to R$ 15.9, due to strong customer growth. Data revenues increased by 40.3% y.o.y in the first quarter of 2009, and now account for 12.1% (+1.6pp y.o.y) of service revenues. The growth drivers of data services were: (1) wireless broadband connectivity, due to the strong increase in its customer base; (2) the increase in the usage of person-to-person SMS, as a result of the increase of recharges with services and activations of post-paid plans with data benefits; (3) promotions for the usage of SMS Content (interactivity actions on the TV and other media), and (4) the launch of new services, namely “Vivo Avisa” and “Vivo Informa”.

Other International Investments

International assets excluding Vivo, on a pro-forma basis, increased its proportional revenues and EBITDA, in the first quarter of 2009, by 21.9% to Euro 123 million and by 30.5% to Euro 65 million, respectively. This growth was achieved on the back of strong customer growth, notwithstanding the adverse exchange rate movements that affected local currencies in most of the markets where PT has operations.

Proportional income statement of other international assets (1)		Euro million
	1Q09	1Q08	y.o.y
Operating revenues	122.7	100.6	21.9%
EBITDA (2)	64.9	49.8	30.5%
Depreciation and amortisation	16.2	14.2	14.3%
Income from operations (3)	48.7	35.6	37.0%
EBITDA margin	52.9%	49.4%	3.5pp

(1) Proforma consolidation of international assets using the percentage of ownership held by PT. Excludes investments in Brazil. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Morocco - Médi Télécom

Médi Télécom’s revenues decreased by 2.3% y.o.y in the first quarter of 2009 to MAD 1,192 million, while EBITDA decreased by 8.3% y.o.y to MAD 466 million, equivalent to a margin of 39.1%, as a result of the anticipation of commercial efforts in customer acquisition. Mobile customer base increased by 21.5% y.o.y to 8,270 thousand, with net additions totalling 473 thousand in the first quarter of 2009. MOU decreased by 21.0% y.o.y to 40 minutes in the first quarter of 2009. ARPU totalled MAD 48 in the first quarter of 2009, a decrease of 16.5% over the same period of last year, which was adversely affected by: (1) higher level of promotions during the quarter, which resulted in strong customer growth; (2) the decline in the international business (international interconnection and roaming), and (3) declining interconnection tariffs.

Consolidated report | first quarter 2009	23

Portugal Telecom

Angola – Unitel

Unitel’s revenues and EBITDA, in the first quarter of 2009, increased by 38.1% and 50.2% y.o.y, to USD 362 million and USD 236 million, respectively, underpinned by strong and steady customer growth in Luanda as well as in other main districts of the country. Net additions totalled 383 thousand in the first quarter of 2009, with the total customer base reaching 4,955 thousand, an increase of 37.7% over the same period of last year. In the first quarter of 2009, Unitel’s MOU has remained flat y.o.y at 104 minutes and ARPU totalled USD 24.5, an increase of 2.4% over the same period of last year.

Namibia - MTC

MTC’s revenues and EBITDA, in the first quarter of 2009, increased by 14.9% and 20.9% y.o.y respectively. EBITDA margin increased to 50.2% in the first quarter of 2009. The total customer base reached 1,141 thousand at the end of the first quarter of 2009, an increase of 36.1% over the same period last year, and net additions totalled 63 thousand. Postpaid customers increased by 16.2% y.o.y, representing 7.7% of total customer base. ARPU totalled NAD 100.8 in the first quarter of 2009, a decrease of 16.0% y.o.y, as a result of customer growth in the period.

Highlights of main assets in Africa and Asia (2009) (1)						thousand (customers), million (financials)
	Stake	Customers	Rev. local	y.o.y	EBITDA local	y.o.y	Margin	Rev. Euro	EBITDA Euro
Médi Télécom (2)	32.18%	8,292	1,192	(2.3%)	466	(8.3%)	39.1%	106.9	41.8
Unitel (2) (4)	25.00%	4,955	362	38.1%	236	50.2%	65.3%	278.1	181.5
MTC (3) (4)	34.00%	1,141	346	14.9%	173	20.9%	50.2%	26.6	13.4
CVT (3) (4)	40.00%	356	1,974	0.4%	1,246	1.1%	63.1%	17.9	11.3
CTM (2)	28.00%	789	564	(3.4%)	278	9.7%	49.3%	54.1	26.7
CST (3) (4)	51.00%	63	60,185	38.7%	18,578	26.1%	30.9%	2.7	0.8
Timor Telecom (3)	41.12%	140	11	35.5%	7	72.1%	62.8%	8.5	5.3

(1) Figures account for 100% of the company. PT has management contracts in Médi Télécom, CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT.

Cape Verde - CVT

CVT’s revenues and EBITDA increased by 0.4% and 1.1% y.o.y, respectively. EBITDA margin stood at 63.1% in the first quarter of 2009. Mobile customers increased by 58.0% to 274 thousand. Mobile MOU reached 45 minutes and ARPU totalled CVE 1,462.1 decreasing 39.8% y.o.y, as a result of the (1) impact of economic environment that led to lower consumption and international incoming revenues and roaming revenues, and (2) new tariff plans to respond to competition.

Macao - CTM

CTM’s revenues decreased by 3.4% y.o.y in the first quarter of 2009 to MOP 564 million, while EBITDA increased by 9.7% to MOP 278 million. EBITDA margin was 49.3% in the first quarter of 2009. In the

Consolidated report | first quarter 2009	24

Portugal Telecom

mobile division, customers increased by 31.1% y.o.y reaching 484 thousand at the end of March 2009. In the first quarter of 2009, CTM’s mobile ARPU decreased by 26.3% to MOP 151.5.

São Tomé e Príncipe - CST

CST’s revenues increased by 38.7% y.o.y to STD 60,185 million in the first quarter of 2009, while EBITDA grew by 26,1% y.o.y to STD 18,578 million. EBITDA margin was 30.9%. In the mobile division, CST had 54 thousand customers at the end of March 2009, an increase of 65.4% y.o.y. Mobile MOU decreased by 11.9% y.o.y to 49 minutes in the first quarter of 2009, as a result of the growth in the customer base. Mobile ARPU totalled STD 218 thousand in the first quarter of 2009, a decrease of 16.5% over last year.

East Timor - Timor Telecom

Timor Telecom’s revenues and EBITDA in the first quarter of 2009 increased by 35.5% and 72.1% y.o.y, to USD 11 million and USD 7 million respectively, mainly as a result of the strong increase in the number of mobile customers. EBITDA margin was 62.8%. Timor Telecom’s mobile net additions reached 12 thousand, bringing the total mobile customer base to 137 thousand at the end of the first quarter of 2009, an increase of 50.9% y.o.y. Mobile MOU decreased by 3.8% y.o.y to 81 minutes. Mobile ARPU was USD 23.5, in the first quarter of 2009, a decrease of 9.9% over the same period of last year, as a result of the customer growth in the period.

As at the end the first quarter of 2009, all other international assets, with the exception of Médi Télécom, had net cash positions, which will allow these companies to pay dividends.

Consolidated report | first quarter 2009	25

Portugal Telecom

Consolidated financial statements

Consolidated report | first quarter 2009	26

Portugal Telecom

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED INCOME STATEMENT

FOR THE THREE MONTH PERIODS ENDED 31 MARCH 2009 AND 2008

(Amounts stated in Euro)

	Notes	2009	2008 (restated)

REVENUES

Services rendered		1,478,154,580	1,442,701,143
Sales		94,977,229	105,886,219
Other revenues		31,358,218	23,394,407
	4	1,604,490,027	1,571,981,769

COSTS, EXPENSES, LOSSES AND (INCOME)

Wages and salaries		161,588,119	156,664,695
Direct costs		261,342,143	243,235,283
Commercial costs		262,542,359	263,126,878
Supplies and external services		229,321,920	217,500,390
Indirect taxes		55,630,561	55,889,024
Provisions and adjustments		31,513,883	29,629,912
Depreciation and amortisation	10	326,171,202	296,603,028
Post retirement benefits	5	22,405,000	10,962,898
Curtailment costs, net	5	1,845,049	15,296,341
Losses (gains) on disposals of fixed assets, net		495,891	(9,092,604)
Other costs, net		393,868	5,412,749
		1,353,249,995	1,285,228,594
Income before financial results and taxes	4	251,240,032	286,753,175

Net interest expenses	4 and 6	72,356,930	50,364,196
Equity in earnings of associated companies, net	4	(48,689,508)	(33,566,070)
Net other financial losses (gains)	4 and 7	(5,237,303)	26,120,820
		18,430,119	42,918,946
Income before taxes		232,809,913	243,834,229

Income taxes	4 and 8	55,508,719	78,707,823

NET INCOME		177,301,194	165,126,406

Attributable to minority interests		10,903,215	25,356,443
Attributable to equity holders of the parent	9	166,397,979	139,769,963

Earnings per share from total operations:
Basic	9	0.19	0.14
Diluted	9	0.18	0.14

The accompanying notes form an integral part of these financial statements.

Consolidated report | first quarter 2009	27

Portugal Telecom

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE THREE MONTH PERIODS ENDED 31 MARCH 2009 AND 2008

(Amounts stated in Euro)

	Notes	2009	2008 (restated)

Income and expenses recognised directly in shareholders’ equity
Post retirement benefits
Net actuarial gains (losses)	5	(73,012,436)	-
Tax effect	8	19,348,296	-
Financial instruments and investments
Hedge accounting
Change in fair value		(423,128)	351,210
Transferred to income statement		147,054	(22,321)
Tax effect		73,160	(87,156)
Foreign currency translation adjustments (i)		228,452,979	(254,178,760)
Other expenses recognised directly in shareholders’ equity, net		(699,490)	(3,528,086)
		173,886,435	(257,465,113)
Income recognised in the consolidated income statement		177,301,194	165,126,406
Total income recognised		351,187,629	(92,338,707)

Attributable to minority interests		66,555,364	(35,237,065)
Attributable to equity holders of the parent		284,632,265	(57,101,642)

(i)   Gains recorded in the first quarter of 2009 are mainly related to the appreciation of the Real against the Euro, while losses recorded in the same period of last year are primarily related to the depreciation of the Real against the Euro.

The accompanying notes form an integral part of these financial statements.

Consolidated report | first quarter 2009	28

Portugal Telecom

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 MARCH 2009 AND 31 DECEMBER 2008 AND 2007

(Amounts stated in Euro)

	Notes	31 Mar 2009	31 Dec 2008 (restated)	31 Dec 2007 (restated)
ASSETS
Current Assets
Cash and cash equivalents		1,218,510,969	1,010,655,198	664,642,854
Short-term investments		50,419,422	52,933,160	1,170,293,202
Accounts receivable		1,416,638,896	1,446,486,899	1,436,175,160
Inventories		274,751,194	297,382,098	160,592,407
Taxes receivable		284,331,437	317,865,624	239,111,584
Prepaid expenses		192,844,951	131,470,086	106,526,815
Other current assets		57,012,443	60,188,716	38,979,994
Total current assets		3,494,509,312	3,316,981,781	3,816,322,016

Non-Current Assets
Accounts receivable - trade		2,537,056	3,384,632	1,289,741
Accounts receivable - other		6,280,428	4,856,624	4,352,233
Taxes receivable		147,105,630	140,771,497	148,340,234
Financial Investments		693,644,822	634,290,577	565,316,061
Intangible assets	10	3,636,647,617	3,463,038,116	3,383,123,427
Tangible assets	10	4,613,278,004	4,637,837,013	3,585,397,171
Post retirement benefits	5	1,362,178	1,557,026	134,060,599
Deferred taxes	8	1,080,531,502	1,032,723,979	992,221,139
Other non-current assets		483,538,239	478,954,057	491,089,047
Total non-current assets		10,664,925,476	10,397,413,521	9,305,189,652
Total assets		14,159,434,788	13,714,395,302	13,121,511,668

LIABILITIES
Current Liabilities
Short-term debt	11	2,241,287,756	2,254,666,256	1,256,085,485
Accounts payable		1,070,895,785	1,372,302,781	1,108,882,163
Accrued expenses		607,883,330	647,156,746	641,050,928
Deferred income		364,189,576	362,622,369	331,950,552
Taxes payable		380,457,592	337,641,837	381,956,714
Provisions		74,331,534	72,214,080	74,958,499
Other current liabilities	9	624,643,644	107,020,445	67,308,947
Total current liabilities		5,363,689,217	5,153,624,514	3,862,193,288

Non-Current Liabilities
Medium and long-term debt	11	4,768,262,590	4,441,190,114	4,960,675,814
Provisions		97,114,277	96,806,426	111,833,374
Post retirement benefits	5	1,887,135,922	1,836,850,906	1,463,932,239
Deferred taxes	8	473,705,135	462,192,770	84,880,140
Other non-current liabilities		555,306,742	527,493,751	554,358,227
Total non-current liabilities		7,781,524,666	7,364,533,967	7,175,679,794
Total liabilities		13,145,213,883	12,518,158,481	11,037,873,082

SHAREHOLDERS’ EQUITY
Share capital		26,895,375	26,895,375	30,774,000
Treasury shares		(178,071,827)	(178,071,827)	(323,178,913)
Legal reserve		6,773,139	6,773,139	6,773,139
Reserve for treasury shares		6,970,320	6,970,320	3,091,695
Other reserves and accumulated earnings		150,464,996	369,459,419	1,622,590,374
Equity excluding minority interests		13,032,003	232,026,426	1,340,050,295
Minority interests		1,001,188,902	964,210,395	743,588,291
Total shareholders’ equity		1,014,220,905	1,196,236,821	2,083,638,586

Total liabilities and shareholders’ equity		14,159,434,788	13,714,395,302	13,121,511,668

The accompanying notes form an integral part of these financial statements.

Consolidated report | first quarter 2009	29

Portugal Telecom

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE MONTH PERIODS ENDED 31 MARCH 2008 AND 2009

(Amounts stated in Euro)

	Share capital	Treasury shares	Legal reserve	Reserve for treasury shares	Other reserves and accumulated earnings	Equity excluding minority interests	Minority interests	Total shareholders’ equity

Balance as at 31 December 2007	30,774,000	(323,178,913)	6,773,139	3,091,695	1,620,761,976	1,338,221,897	743,588,291	2,081,810,188
Change in accounting policy (Note 3)	-	-	-	-	1,828,398	1,828,398	-	1,828,398
As restated	30,774,000	(323,178,913)	6,773,139	3,091,695	1,622,590,374	1,340,050,295	743,588,291	2,083,638,586
Acquisition of treasury shares, through equity swaps	-	(576,390,786)	-	-	-	(576,390,786)	-	(576,390,786)
Reserve for treasury shares	-	-	-	711,917,017	(711,917,017)	-	-	-
Cancellation of treasury shares	(2,496,145)	711,917,017	-	(709,420,872)	-	-	-	-
Dividends attributed by Portugal Telecom (Note 9)	-	-	-	-	(533,200,884)	(533,200,884)	-	(533,200,884)
Dividends attributed by other subsidiaries	-	-	-	-	-	-	(103,313)	(103,313)
Income recognized directly in equity	-	-	-	-	(196,871,605)	(196,871,605)	(60,593,508)	(257,465,113)
Income recognized in the income statement	-	-	-	-	139,769,963	139,769,963	25,356,443	165,126,406
Balance as at 31 March 2008	28,277,855	(187,652,682)	6,773,139	5,587,840	320,370,831	173,356,983	708,247,913	881,604,896

	Share capital	Treasury shares	Legal reserve	Reserve for treasury shares	Other reserves and accumulated earnings	Equity excluding minority interests	Minority interests	Total shareholders’ equity
Balance as at 31 December 2008	26,895,375	(178,071,827)	6,773,139	6,970,320	369,459,419	232,026,426	964,210,395	1,196,236,821
Dividends attributed by Portugal Telecom (Note 9)	-	-	-	-	(503,626,688)	(503,626,688)	-	(503,626,688)
Dividends attributed by other subsidiaries	-	-	-	-	-	-	(41,622,835)	(41,622,835)
Share capital increase in Group company	-	-	-	-	-	-	12,045,978	12,045,978
Income recognized directly in equity	-	-	-	-	118,234,286	118,234,286	55,652,149	173,886,435
Income recognized in the income statement	-	-	-	-	166,397,979	166,397,979	10,903,215	177,301,194
Balance as at 31 March 2009	26,895,375	(178,071,827)	6,773,139	6,970,320	150,464,996	13,032,003	1,001,188,902	1,014,220,905

The accompanying notes form an integral part of these financial statements.

Consolidated report | first quarter 2009	30

Portugal Telecom

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE MONTH PERIODS ENDED 31 MARCH 2009 AND 2008

(Amounts stated in Euro)

	Notes	2009	2008

OPERATING ACTIVITIES
Collections from clients		1,842,990,693	1,980,765,219
Payments to suppliers		(1,110,413,673)	(1,139,472,389)
Payments to employees		(155,413,127)	(154,219,417)
Payments relating to income taxes		(9,200,469)	(22,057,039)
Payments relating to post retirement benefits		(46,782,621)	(48,746,173)
Payments relating to indirect taxes and other	12.a	(148,401,772)	(157,989,048)
Cash flow from operating activities (1)		372,779,031	458,281,153

INVESTING ACTIVITIES
Cash receipts resulting from
Short-term financial applications	12.b	6,315,381	7,046,912,729
Financial investments	12.c	150,352	16,789,969
Tangible and intangible assets		1,197,949	14,106,836
Interest and related income		53,194,788	72,345,942
Dividends	12.d	68,249,343	6,539,395
Other investing activities		1,110,235	949,218
		130,218,048	7,157,644,089
Payments resulting from
Short-term financial applications	12.b	(3,800,868)	(6,568,991,920)
Financial investments		(423,106)	(385,456)
Tangible and intangible assets		(384,235,978)	(254,893,009)
Other investing activities		(3,701,453)	(821,165)
		(392,161,405)	(6,825,091,550)
Cash flow from investing activities (2)		(261,943,357)	332,552,539

FINANCING ACTIVITIES
Cash receipts resulting from
Loans obtained	12.e	9,892,765,505	8,660,814,843
Increases in share capital and paid-in surplus	12.f	12,719,387	-
Subsidies		179,387	547,254
Other financing activities		19,912,498	19,542
		9,925,576,777	8,661,381,639
Payments resulting from
Loans repaid	12.e	(9,650,245,372)	(8,617,488,140)
Lease rentals (principal)		(4,824,594)	(2,850,207)
Interest and related expenses		(183,996,925)	(154,450,157)
Dividends	12.g	(19,966,110)	(49,801)
Acquisition of treasury shares		-	(711,917,018)
Other financing activities		(108,440)	(3,461,923)
		(9,859,141,441)	(9,490,217,246)
Cash flow from financing activities (3)		66,435,336	(828,835,607)

Cash and cash equivalents at the beginning of the period		1,010,655,198	664,642,854
Change in cash and cash equivalents (4)=(1)+(2)+(3)		177,271,010	(38,001,915)
Effect of exchange differences		30,584,761	(38,754,528)

Cash and cash equivalents at the end of the period		1,218,510,969	587,886,411

The accompanying notes form an integral part of these financial statements.

Consolidated report | first quarter 2009	31

Portugal Telecom

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements

as at 31 March 2009

(Amounts stated in Euros, except where otherwise mentioned)

1. Introduction

Portugal Telecom, SGPS, SA (“Portugal Telecom”) and subsidiaries (“Group”, “Portugal Telecom Group”, or “the Company”), is engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal and other countries or regions, including Brazil and Africa. These services have not significantly changed during the three months period ended 31 March 2009, as compared to those reported in our last annual report.

The consolidated financial statements for the three months period ended 31 March 2009 were approved by the Board of Directors and authorized for issue on 13 May 2009.

2. Basis of presentation

These consolidated financial statements have been prepared in accordance with International Accounting Standard Nº. 34 “IAS 34 Interim Financial Reporting”. These financial statements do not include all the total information required by the International Financial Reporting Standards (“IFRS”) and accordingly should be read in conjunction with consolidated financial statements for the year ended 31 December 2008. In addition, further explanations for the major variations in costs and revenues are disclosed in our management report, which should be read in conjunction with these consolidated financial statements.

The consolidation principles followed in the preparation of these financial statements are the same as were applied in the preparation of the last annual consolidated financial statements.

The main change in the consolidation Group during the three months period ended 31 March 2009, as compared to the same period of last year, is related to the consolidation of Telemig Celular Participações and Telemig Celular (together “Telemig”), following the acquisition of shareholders’ control on 3 April 2008. As a result, Portugal Telecom’s consolidated income statement for the three months period ended 31 March 2009 includes the results of Telemig, while for the three months period ended 31 March 2008 doesn’t. The contribution of Telemig for Portugal Telecom’s results in the three months period ended 31 March 2009 was a net profit before minority interests amounting to Euro 0.3 million. The pro-forma of Portugal Telecom’s consolidated operating revenues and net income before minority interests for the three months period ended 31 March 2008 as if Telemig had been consolidated as from 1 January 2008 are as follows (amounts in millions):

		Telemig’s
	Reported	results for the	Pro-forma
	figures	1Q08	information

Operating revenues	1,572	71	1,643
Net income (before minority interests)	165	38	203

Except for the change mentioned above, there are no relevant additional variation in the consolidation Group in the three months period ended 31 March 2009.

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Portugal Telecom

3. Accounting policies, judgments and estimates

The accounting policies, judgments and estimates applied in this interim consolidated financial statements are consistent with those applied in Portugal Telecom’s last annual financial statements, except for the changes described below.

During the three months period ended 31 March 2009, the following standards, revised standards and interpretations, which are applicable to Portugal Telecom, became effective:

•IAS 1 Presentation of Financial Statements was revised in September 2007 and is effective for years started on or after 1 January 2009. Besides certain changes with which Portugal Telecom already complied in its last annual report, as they were permitted under the previous version of IAS 1, the revision of this standard had the following requirements which Portugal Telecom adopted for the first time in this interim report: (1) include an additional financial statement disclosing all changes in equity, which in the last annual report was included in the notes to the financial statements; and (2) change of certain headlines, namely from “balance sheet” to “statement of financial position” and from “statement of recognized income and expenses” to “ statement of comprehensive income”.

•IAS 23 Borrowing Costs was revised in March 2007 and is effective for years started on or after 1 January 2009. The revision of this standard removed the option of immediately recognizing as an expense borrowing costs that relate to assets requiring significant time to be ready for use or sale. Portugal Telecom had no impact in its financial statements related to the revision of this standard, as the construction period of its tangible and intangible assets is relatively short.

• IFRS 8 Segment Reporting was issued in November 2006 and is effective for years started on or after 1 January 2009, replacing IAS 14. IFRS 8 requires identification of operating segments based on internal reports that are regularly reviewed by a company’s chief operating decision maker in order to allocate resources to the segment and assess performance. Portugal Telecom’s segment reporting in its last annual report already complied with IFRS 8 and accordingly this new standard had no impacts on the segments reported results or financial position.

• IFRIC 13 Customer Loyalty Programmes was issued in June 2007 and is effective for years started on or after 1 July 2008. The Group operates loyalty programmes for some of its customers, under which, based on certain levels of mobile traffic, these customers receive loyalty points that can be exchanged for discounts on subsequent purchases of mobile services and equipments. In the past, Portugal Telecom accounted for these transactions by recognizing the full consideration from the mobile traffic as revenue and a separate liability for the estimated cost of the subsequent discounts. IFRIC 13 requires that such transactions be accounted for as “multiple element revenue transactions” and that the consideration received in the initial transactions is allocated between the revenue related to traffic and the discount entitlements that are earned by the customer. Accordingly, following the adoption of this interpretation as at 1 January 2009, Portugal Telecom recognized a deferred income measured at fair value, instead of a provision as previously. As required by IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, this interpretation was applied retrospectively and, as a result, the following changes were made to the previously reported consolidated statements of financial position as at 31 December 2008 and 2007 and consolidated income statement for the three months period ended 31 March 2008:

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Portugal Telecom

	Prior to IFRIC 13	Impacts of IFRIC 13	Restated
Statement of financial position as at 31 December 2007	adoption	adoption	statement

Assets
Deferred tax assets	992,880,357	(659,218)	992,221,139
Other assets	12,129,290,529	-	12,129,290,529
Total assets	13,122,170,886	(659,218)	13,121,511,668
Liabilities
Current deferred income	286,056,467	45,894,085	331,950,552
Current provisions	123,340,200	(48,381,701)	74,958,499
Other liabilities	10,630,964,031		10,630,964,031
Total liabilities	11,040,360,698	(2,487,616)	11,037,873,082
Equity excluding minority interests	1,338,221,897	1,828,398	1,340,050,295
Minority interests	743,588,291	-	743,588,291
Total shareholders’ equity	2,081,810,188	1,828,398	2,083,638,586
Total liabilities and shareholders’ equity	13,122,170,886	(659,218)	13,121,511,668

	Prior to IFRIC 13	Impacts of IFRIC 13	Restated
Statement of financial position as at 31 December 2008	adoption	adoption	statement

Assets
Deferred tax assets	1,031,431,805	1,292,174	1,032,723,979
Other assets	12,681,671,323	-	12,681,671,323
Total assets	13,713,103,128	1,292,174	13,714,395,302
Liabilities
Current deferred income	305,392,739	57,229,630	362,622,369
Current provisions	124,567,576	(52,353,496)	72,214,080
Other liabilities	12,083,322,032	-	12,083,322,032
Total liabilities	12,513,282,347	4,876,134	12,518,158,481
Equity excluding minority interests (i)	235,610,386	(3,583,960)	232,026,426
Minority interests	964,210,395	-	964,210,395
Total shareholders’ equity	1,199,820,781	(3,583,960)	1,196,236,821
Total liabilities and shareholders’ equity	13,713,103,128	1,292,174	13,714,395,302

(i)The impact on shareholders’ equity excluding minority interests as at 31 December 2008 includes a positive impact of Euro 1,828,398 as at 1 January 2008 and a negative impact on the net income for the year 2008 amounting to Euro 5,412,358.

	Prior to IFRIC 13	Impacts of IFRIC 13	Restated
Income statement for the three months period ended 31 March 2008	adoption	adoption	statement

Revenues (reduction in services rendered)	1,575,848,782	(3,867,013)	1,571,981,769
Operating expenses (reduction in provisions and adjustments)	1,288,973,405	(3,744,811)	1,285,228,594
Income before financial results and taxes	286,875,377	(122,202)	286,753,175
Financial results	(42,918,946)	-	(42,918,946)
Income taxes	(78,740,206)	32,383	(78,707,823)
Net income	165,216,225	(89,819)	165,126,406

Attributable to minority interests	25,356,443	-	25,356,443
Attributable to equity holders of the parent	139,859,782	(89,819)	139,769,963

Considering the guidance of IAS 1 Presentation of Financial Statements, as a result of the adoption of a new accounting policy retrospectively, Portugal Telecom presented an additional statement of financial position as at 31 December 2007, which was also restated to reflect the impacts of the adoption of this new accounting policy.

In addition to the standards and interpretations referred to above, others became effective on 1 January 2009, but are not applicable to the Company.

During the three months period ended 31 March 2009, management revised the amortization period of certain assets, namely customer equipments, network equipment and infrastructure assets, based on the best information available regarding its

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Portugal Telecom

economic useful lives. According to IAS 8, the impact of these changes was recognized prospectively and net income for the three months period ended 31 March 2009 was negatively impacted by Euro 3 million.

4. Segment reporting

As disclosed in Note 3, Portugal Telecom has adopted IFRS 8 Operating Segments as from 1 January 2009. The identification of the operating segments based on this new standard is consistent with the segments presented on the financial statements as at 31 December 2008 as follows: (i) Wireline (including Retail, Wholesale and Data & Corporate); (ii) Domestic Mobile (TMN); and (iii) Brazilian Mobile (Vivo). As mentioned above, Vivo’s results include the results of Telemig only for the three months period ended 31 March 2009.

In the three month periods ended 31 March 2009 and 2008, revenues by segment and its contribution to Group’s consolidated revenues were as follows:

	2009			2008
	Standalone	Intragroup	Consolidated	Standalone	Intragroup	Consolidated
	revenues	revenues	revenues	revenues	revenues	revenues
Revenues relating to reportable segments:
Wireline	492,066,183	(37,493,843)	454,572,340	477,618,188	(27,990,342)	449,627,846
Domestic Mobile - TMN	370,061,696	(13,797,891)	356,263,805	386,334,998	(22,098,833)	364,236,165
Brazilian Mobile - Vivo (i)	703,688,769	(48,916)	703,639,853	665,485,977	(42,228)	665,443,749
Revenues relating to other businesses	209,680,001	(119,665,972)	90,014,029	197,639,834	(104,965,825)	92,674,009
Group consolidated revenues			1,604,490,027			1,571,981,769

(i)The increase in Vivo’s revenues in the three months period ended 31 March 2009 includes the positive impact of the consolidation of Telemig (Euro 71 million) and the negative effect of the depreciation of the Brazilian Real (“Real”) against the Euro (Euro 101 million). Considering these effects, the remaining increase was driven primarily by continued customer growth.

In the three month periods ended 31 March 2009 and 2008, the reconciliation between income before financial results and taxes from reportable segments and Group’s consolidated net income was as follows:

	2009	2008
Income before financial results and taxes relating to reportable segments:
Wireline (i)	86,150,432	125,438,447
Domestic Mobile - TMN	120,766,177	108,920,925
Brazilian Mobile - Vivo	36,632,739	43,015,200
Income before financial results and taxes relating to other businesses	7,690,684	9,378,603
	251,240,032	286,753,175
Minus:
Net interest expenses (Note 6)	72,356,930	50,364,196
Equity in earnings of associated companies, net (ii)	(48,689,508)	(33,566,070)
Net other financial losses (gains) (Note 7)	(5,237,303)	26,120,820
Income taxes (Note 8)	55,508,719	78,707,823
Consolidated net income	177,301,194	165,126,406

(i)The decrease in the income before financial results and taxes from the wireline business is primarily related to higher depreciation and amortization costs, mainly related to the revaluation of certain fixed assets recorded in 2008, and higher post retirement benefit costs, as explained in Note 5.

(ii)The increase in equity in earnings of associated companies is primarily explained by the improvement in Portugal Telecom’s share in the earnings of Unitel from Euro 24 million in the three months period ended 31 March 2008 to Euro 39 million in the three months period ended 31 March 2009.

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Portugal Telecom

5. Post retirement benefits

As at 31 March 2009, the Company did not obtain an actuarial study to recognize post retirement benefits and therefore costs recorded during the three months period ended 31 March 2009 are based on the 31 December 2008 actuarial study, adjusted by curtailment costs incurred during that period.

As at 31 March 2009, the projected benefit obligations (PBO) of Portugal Telecom’s post retirement benefits related to pensions and healthcare amounted to Euro 3,039 million. The market value of assets amounted to Euro 2,060 million. In addition, Portugal Telecom has liabilities with salaries to suspended and pre-retired employees amounting to Euro 882 million, which are not subject to any legal funding requirement. As at 31 March 2009, Portugal Telecom had unrecognized prior years’ service gains related to unvested rights amounting to Euro 25 million and therefore net benefit obligations recorded in the statement of financial position amounted to Euro 1,886 million. The movements occurred in benefit obligations, net of the value of pension funds and unrecognized prior year service gains during the three month periods ended 31 March 2009 and 2008 were as follows:

		Healthcare
	Pension benefits	benefits	Total
Balance as at 31 December 2007	1,440,662,106	(110,790,466)	1,329,871,640
Net periodic post retirement benefits costs/(gains)	13,350,958	(2,388,060)	10,962,898
Work force reduction program costs	12,217,768	769,880	12,987,648
Payments and contributions	(40,658,482)	(5,778,998)	(46,437,480)
Balance as at 31 March 2008	1,425,572,350	(118,187,644)	1,307,384,706

		Healthcare
	Pension benefits	benefits	Total
Balance as at 31 December 2008	1,787,548,237	47,745,643	1,835,293,880
Net periodic post retirement benefits costs	21,940,500	464,500	22,405,000
Work force reduction program costs	827,199	-	827,199
Net actuarial losses	61,438,528	11,573,908	73,012,436
Payments and contributions	(38,866,906)	(6,897,865)	(45,764,771)
Balance as at 31 March 2009	1,832,887,558	52,886,186	1,885,773,744

Certain post retirement benefit plans have a surplus position and therefore are presented in the statement of financial position separately from those plans with a deficit position. As at 31 March 2009 and 31 December 2008, net post retirement obligations were recognized in the statement of financial position as follows:

	31 Mar 2009	31 Dec 2008
Pension plans with a deficit position	1,834,249,736	1,789,105,263
Healthcare plan	52,886,186	47,745,643
Plans with a deficit position	1,887,135,922	1,836,850,906

Pension plans with a surplus position	(1,362,178)	(1,557,026)
	1,885,773,744	1,835,293,880

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Portugal Telecom

The detail of post retirement benefit costs in the three month periods ended 31 March 2009 and 2008 is as follows:

	2009	2008

Post retirement benefits, net:
Service cost	1,706,250	2,639,148
Interest cost	54,075,500	51,773,500
Expected return on plan assets (i)	(32,903,500)	(43,003,500)
Amortization of prior years service gains	(473,250)	(446,250)
	22,405,000	10,962,898
Curtailment costs, net (ii)
Work force reduction program	827,199	12,987,648
Termination payments	1,017,850	2,308,693
	1,845,049	15,296,341

(i)        The decrease in expected return on plan assets is mainly related to the reduction in market value of the plan assets occurred over the last year.

(ii)     Curtailment costs incurred during the three months period ended 31 March 2008 are related to the reduction of 62 employees.

During the three month periods ended 31 March 2009 and 2008 there were no change in actuarial assumptions. Net actuarial losses recorded in the three months period ended 31 March 2009, which amounted to Euro 73,012,436, are related to the difference between actual and estimated return on plan assets.

Cash flows relating to post retirement benefits in the three month periods ended 31 March 2009 and 2008 are as follows:

	2009	2008

Payments of salaries to pre-retired and suspended employees	38,590,979	40,391,257
Contributions to the funds	275,927	267,225
	38,866,906	40,658,482
Healthcare expenses	6,897,865	5,778,998
Termination payments	1,017,850	2,308,693
	46,782,621	48,746,173

6. Net interest expense

In the three month periods ended 31 March 2009 and 2008, this caption consists of:

	2009	2008

Interest expense:
Related to loans obtained and financial liabilities	145,035,476	81,852,758
Other (i)	2,673,548	1,200,341
Interest income:
Related to cash, short-term investments and financial liabilities	(69,686,553)	(28,354,786)
Other (i)	(5,665,541)	(4,334,117)
	72,356,930	50,364,196

(i)             These captions include primarily interest expense and income related to delayed payments and receipts, respectively, and also interest income related to long-term tax receivables of Vivo.

The increase in net interest expense reflects primarily the increase in Portugal Telecom’s average net debt, basically due to the share buyback completed in 2008 and Vivo’s acquisitions of Telemig and 3G licenses.

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Portugal Telecom

7. Net other financial losses (gains)

In the three month periods ended 31 March 2009 and 2008, this caption consists of:

	2009	2008

Free-standing cross currency derivatives (i)	(4,875,212)	7,470,442
Net foreign currency exchange losses (gains) (ii)	(6,314,040)	12,169,274
Other, net (iii)	5,951,949	6,481,104
	(5,237,303)	26,120,820

(i)        This caption is related to the change in the fair value of certain cross-currency free standing derivatives. The improvement in this caption is primarily explained by the impact of the appreciation of the US Dollar against the Euro in the three months period ended 31 March 2009, as opposed to a  depreciation in the same period of last year.

(ii)     In the three months period ended 31 March 2009, this caption included primarily foreign currency gains related to the impact of the appreciation of the US Dollar against the Euro on assets denominated in US Dollars. Losses recorded in the three months period ended 31 March 2008, are primarily related to the impact of the depreciation of the US Dollar against the Euro.

(iii)  This caption includes mainly banking services, commissions, net financial discounts and other financing costs.

8. Income taxes

During the three months period ended 31 March  2009, there have been no significant changes in the relevant tax legislations applied to Portugal Telecom.

In the three month periods ended 31 March 2009 and 2008, the reconciliation between the nominal and effective income tax for the period is as follows:

	2009	2008

Income before taxes	232,809,913	243,834,229
Statutory tax rate	26.5%	26.5%
	61,694,627	64,616,071

Adjustments to the provision for income taxes of the previous year	(6,341,749)	–
Difference in tax rates	2,365,264	3,694,670
Increases and reductions in provisions for income tax contingencies	115,622	101,219
Recognition of tax losses from previous periods by certain foreign companies	(3,507,560)	–
Valuation allowance for certain tax losses carry forward	3,555,538	2,488,203
Permanent differences	172,408	2,423,600
Other	(2,545,431)	5,384,060
	55,508,719	78,707,823
Income tax
Income tax-current	57,897,203	65,851,287
Deferred taxes	(2,388,484)	12,856,536
	55,508,719	78,707,823

The increase in deferred tax assets recorded in the statement of financial position is primarily explained by: (1) the tax effect of the net actuarial losses recorded in the three months period ended 31 March 2009, which was included under the consolidated statement of comprehensive income and amounted to Euro 19,348,296; and (2) the impact of foreign currency translation adjustments amounting to Euro 22,364,055, which are mainly related to the impact of the appreciation of the Real against the Euro.

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Portugal Telecom

The increase in deferred tax liabilities recorded in the statement of financial position is primarily explained by the impact of foreign currency translation adjustments amounting to Euro 7,886,707, which are mainly related to the appreciation of the Real against the Euro.

9. Earnings per share and dividends

Earnings per share for the three month periods ended 31 March 2009 and 2008 were computed as follows:

		1Q09	1Q08

Net income attributable to equity holders of the parent	(1)	166,397,979	139,769,963
Financial costs related with exchangeable bonds (net of tax)		7,500,821	7,404,945
Net income considered in the computation of the diluted earnings per share	(2)	173,898,800	147,174,908

Weighted average common shares outstanding in the period	(3)	875,872,500	964,858,882
Effect ot the exchangeable bonds		64,655,172	64,655,172
	(4)	940,527,672	1,029,514,054

Earnings per share from total operations, net of minority interests
Basic	(1)/(3)	0.19	0.14
Diluted	(2)/(4)	0.18	0.14

On 27 March 2009, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 57.5 cents per share relating to year 2008. These dividends amounting to Euro 503,626,688 were included under the caption “Other current liabilities” as at 31 March 2009 and were paid on 24 April 2009 (Note 14).

On 28 March 2008, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 57.5 cents per share relating to year 2007 totaling an amount of Euro 533,200,884, which was paid in April 2008.

10. Tangible and intangible assets

As at 31 March 2009 and 31 December 2008, the balances of tangible and intangible assets are as follows:

	31 Mar 2009	31 Dec 2008
Tangible assets	4,613,278,004	4,637,837,013
Intangible assets
Licenses and other rights	2,632,480,019	2,502,274,459
Goodwill	985,494,957	942,192,124
Other intangible assets	18,672,641	18,571,533
	3,636,647,617	3,463,038,116
	8,249,925,621	8,100,875,129

The increase in the carrying amount of tangible and intangible assets is primarily explained by the capital expenditures incurred in the period amounting to Euro 235,300,870 and the positive currency translation adjustments totaling Euro 245,973,200, which were primarily related to the appreciation of the Real against the Euro. These effects more than offset the depreciation and amortization costs of Euro 326,171,202 recognized in the three months period ended 31 March 2009.

During the three month periods ended 31 March 2009 and 2008, depreciation and amortization costs and capital expenditures are as follows:

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Portugal Telecom

	2009	2008

Depreciation and amortization costs
Tangible assets	243,036,966	220,076,737
Intangible assets	83,134,236	76,526,291
	326,171,202	296,603,028
Capital expenditures
Tangible assets	175,082,583	115,379,904
Intangible assets	60,218,287	27,119,247
	235,300,870	142,499,151

The increase in depreciation and amortization costs reflects primarily: (1) the impacts of the consolidation of Telemig and amortization of intangible assets (telecommunication licenses) recorded as a result of the purchase price allocation of this investment (Euro 27 million); (2) higher depreciation rates for the CDMA network of Vivo (Euro 18 million), following the acceleration of the GSM network rollout; and (3) higher depreciation and amortization costs related to certain assets which were revalued in the second and fourth quarters of 2008 (Euro 15 million). These effects were partially offset by the impact of the depreciation of the Real against the Euro (Euro 27 million).

The increase in capital expenditures is primarily explained by: (1) the investments in network upgrades for all IP transformation; (2) a surge in pay-TV net additions that contribute to increased customer-related capital expenditures during the three months period ended 31 March 2009; and (3) increased capital expenditures at Vivo on a constant currency basis, which continue to be directed towards increasing network coverage and capacity, including the Northeast Brazilian states where Vivo launched the service in October 2008, and building up capacity, namely in GSM/EDGE and 3G. These effects were partially offset by the impact of the depreciation of the Real against the Euro (Euro 25 million) and a reduction in capital expenditures from the domestic mobile business, mainly due to the investments in the continued deployment of 3G/3.5G networks, both in terms of capacity and coverage, carried out in 2008, which resulted in improved quality of mobile voice and data services in Portugal.

As at 31 March 2009, the Group had assumed commitments for the acquisition of fixed assets and inventories amounting to Euro 148 million and Euro 178 million, respectively.

11.  Debt

As at 31 March 2009 and 31 December 2008, Portugal Telecom’s gross debt amounted respectively to Euro 7,009,550,346 and Euro 6,695,856,370, as follows:

	31 Mar 2009		31 Dec 2008
	Short-term	Long-term	Short-term	Long-term

Exchangeable bonds	-	699,317,573	-	697,287,341
Bonds	914,055,173	2,738,029,782	879,280,135	2,404,817,408
Bank loans
External loans	489,987,327	1,047,386,533	496,997,045	1,021,160,382
Domestic loans	781,294	-	761,221	-
Other loans
Commercial paper	624,778,824	-	648,626,163	-
External loans	45,012	170,022,995	10,581	159,224,889
Commitments under the UMTS license	6,116,836	190,111	25,457,548	53,988,929
Liability related to equity swaps on treasury shares	178,071,827	-	178,071,827	-
Leasings	27,451,463	113,315,596	25,461,736	104,711,165
	2,241,287,756	4,768,262,590	2,254,666,256	4,441,190,114

During the three months period ended 31 March 2009, the increase in gross debt is primarily explained by:

–                  Eurobonds amounting to Euro 300 million issued by PT Finance in February 2009 under the GMTN Programme, through a tap of the 3.75% 2012 bonds issued in 2005, with the re-offer yield being 7.27%;

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Portugal Telecom

–                  Floating rate notes amounting to Euro 50 million issued by PT Finance in January 2009 under the GMTN Programme, with an initial annual interest rate of 6.95% and maturity in 2019;

–                  Non-convertible Bonds issued by Vivo Participações in January 2009 amounting to 210 million Brazilian Real (Euro 35 million as at the date the bonds were issued corresponding to the 50% consolidated in Portugal Telecom’s statement of financial position), with a maturity of one year and bearing an annual interest rate of 103.6% of the CDI; and

–                  The impact of the appreciation of the Real in the three months period ended 31 March 2009 (Euro 73 million).

The effects mentioned above were partially offset by the reduction in the liabilities regarding the commitments assumed under the TMN’s UMTS license.

Except for the above mentioned, during the three months period ended 31 March 2009 Portugal Telecom did not issue any new bonds or exchangeable bonds, neither has repaid any bonds outstanding as at 31 December 2008.  Additionally, Portugal Telecom did not obtain any new facilities and the repayments of bank loans and debt were made in line with previous disclosed repayment terms.

During the three months period ended 31 March 2009, the total size of revolving credit facilities secured by Portugal Telecom was reduced from Euro 1,465 million to Euro 1,390 million.

During the three months period ended 31 March 2009, there were no relevant changes in Portugal Telecom’s covenants related to its indebtedness, which were fully complied with as at 31 March 2009. Nevertheless, it should be mentioned that some of those covenants are related to the long-term credit rating assigned by the rating agencies to Portugal Telecom, and Standard & Poor’s raised that rating on 21 April 2009 from BBB- to BBB, with stable outlook, while on 6 February 2009 Fitch improved the outlook of the BBB rating assigned to Portugal Telecom from negative to stable (Note 14).

On 7 April 2009, the outstanding bonds issued by PT Finance in April 1999 amounting to Euro 879,500,000 were fully repaid (Note 14). On 23 April 2009, Portugal Telecom issued a Euro 1,000 million Eurobond, with a maturity of 4 years and spread of 345 basis points over the mid swaps of similar maturity. The coupon of this bond is 6.0% (Note 14). As a result of this operation, Portugal Telecom has improved its liquidity position and average maturity of its debt.

12.	Statement of cash flows

(a)

The caption “Payments relating to indirect taxes and other” includes primarily payments related to the expenses recorded in the income statement caption “Indirect taxes”, which includes mainly spectrum fees paid by TMN and Vivo, and also payments and collections of Value Added Tax in Portugal.

(b)

These captions include basically cash receipts from the short term applications matured net of cash payments from new short term financial applications entered into. Net cash receipts decreased from Euro 477,920,809 in the three months period ended 31 March 2008, as compared to Euro 2,514,513 in the three months period ended 31 March 2009, because as the maturity of most of these applications was reached during 2008 they were converted into cash and cash equivalents, which also explains the higher levels of cash receipts and payments related to short term financial applications in the three months period ended 31 March 2008.

(c)

During the three months period ended 31 March 2008, cash receipts resulting from financial investments includes primarily Euro 16,000,000 related to the disposal of the investment in Banco Best. Given that this transaction was still pending authorisation from the Portuguese Central Bank as at 31 March 2008, the resulting capital gain of Euro 9 million was deferred and recorded in the second quarter of 2008 when such approval was obtained.

Consolidated report | first quarter 2009	41

Portugal Telecom

(d)          During the three month periods ended 31 March 2009 and 2008, cash receipts resulting from dividends were as follows:

	2009	2008
Unitel (i)	60,347,754	-
CTM	7,887,108	6,539,395
Other	14,481	-
	68,249,343	6,539,395

(i)This caption corresponds to the dividends received from Unitel related to the 2007 earnings.

(e)	These captions are basically related to commercial paper and other bank loans which are regularly renewed.

In the three months period ended 31 March 2009, cash receipts from loans obtained net of cash payments from loans repaid amounted to Euro 242,520,133, primarily explained by: (i) the Eurobonds issued by PT Finance amounting to Euro 300 million (Note 11); (ii) the floating rate notes issued by PT Finance amounting to Euro 50 million (Note 11); and (iii) the bonds issued by Vivo Participações amounting to Euro 35 million (Note 11). These effects were partially offset by the commitments made by TMN under the UMTS license, the decrease in the level of usage of the short-term commercial paper programme and the repayment of several external loans obtained by Vivo.

In the three months period ended 31 March 2008, cash receipts from loans obtained net of cash payments from loans repaid amounted to Euro 43,326,703 and are mainly related to the increase in the level of usage of the short-term commercial paper programme entered into by Portugal Telecom, from Euro 323,688,504 as at 31 December 2007 to Euro 349,702,510 as at 31 March 2008.

(f)	In the three months period ended 31 March 2009, this caption relates to the contribution of the minority shareholders to the share capital increase occurred at Vivo Participações in February 2009.

(g)	During the three months period ended 31 March 2009, dividends paid includes Euro 19,955,582 paid by Vivo to its minority shareholders.

13.Related parties

a) Associated companies and jointly controlled entities

Balances as at 31 March 2009 and 31 December 2008 and transactions occurred during the three month periods ended 31 March 2009 and 2008 between Portugal Telecom and associated companies and jointly controlled entities (related to the 50% share not owned by Portugal Telecom in Vivo) are as follows:

	Accounts receivable		Accounts payable		Loans granted
Company	2009	2008	2009	2008	2009	2008

Vivo	20,696,324	20,274,591	700,661	584,750	-	-
Other international companies:
Unitel (i)	16,938,345	70,408,010	13,072,708	5,535,356	-	-
Médi Télécom	6,226,245	6,759,993	512,189	928,306	76,233,299	75,592,524
Multitel	4,857,186	4,354,231	486,015	333,353	918,459	918,459
CTM	86,319	345,734	16,825	109,829	-	-
Other	2,261,067	2,368,170	356,596	710,472	79,942	76,444
Domestic companies:
Páginas Amarelas	5,354,606	4,615,079	23,339,438	35,578,320	-	-
PT-ACS	5,080,504	5,235,755	2,483,096	1,031,713	-	-
Caixanet	2,094,948	1,090,811	-	-	-	-
Sportinveste Multimédia	820,731	639,844	303,810	-	35,318,668	35,318,668
Other	10,745,917	12,823,802	3,027,364	2,981,140	7,034,138	7,047,439

	75,162,192	128,916,020	44,298,702	47,793,239	119,584,506	118,953,534

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Portugal Telecom

(i)            As at 31 December 2008, this caption includes dividends receivable from Unitel amounting to $US 80 million related to its 2007 earnings which were received in January 2009.

	Costs		Revenues		Interest charged
Company	2009	2008	2009	2008	2009	2008

Vivo	-	-	12,947,203	15,284,008	-	-
Other international companies:
Unitel	1,843,375	2,482,535	3,791,132	4,483,875	10,354	5,750
Médi Télécom	341,708	1,102,913	1,449,308	2,929,132	1,227,309	635,451
CTM	42,887	41,647	107,971	233,717	-	-
Multitel	82,952	-	220,953	130,853	-	-
Other	334,278	416,894	187,557	465,957	-	35,149
Domestic companies:
Páginas Amarelas	15,366,026	16,269,936	729,856	793,446	-	-
PT-ACS	1,445,921	265,586	200,501	226,303	-	-
Sportinveste Multimédia	303,389	224,462	50,160	67,533	83,470	67,411
Caixanet	43	-	2,939,313	2,914,092	-	-
Other	402,888	305,763	5,087,107	4,402,460	12,171	14,863

	20,163,467	21,109,736	27,711,061	31,931,376	1,333,304	758,624

The terms and contractual conditions in agreements entered by Portugal Telecom and subsidiaries with the companies mentioned above are similar to those applicable to other independent entities in similar transactions. Activities developed in connection with those agreements include mainly:

–Call center services rendered by Dedic to Vivo;

–Expenses incurred by PT Comunicações related to services rendered by Páginas Amarelas in connection with the agreement entered into by both entities, under which Páginas Amarelas is responsible for production, publishing and distribution of PT Comunicações’ telephone directories, as well for selling advertising space in the directories.

b) Shareholders

Some of the major shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities. In addition, Visabeira (a service provider to Portugal Telecom’s wireline business) and Controlinveste (a media company) are also major shareholders of Portugal Telecom. Transactions occurred during the three months period ended 31 March of 2009 and balances as at 31 March 2009 between Portugal Telecom and its major shareholders are as follows (including VAT):

	Sales and	Supplies and
	services	services
	rendered by	provided to
	Portugal	Portugal	Net interest	Accounts	Accounts
Company	Telecom	Telecom	received (paid)	receivable	payable

Caixa Geral de Depósitos	9,540,825	1,243,849	411,232	5,357,426	140,773
BES	7,628,775	5,433,955	3,869,528	3,216,863	281,944
Visabeira	11,641,210	29,517,505	-	20,373,846	25,392,601
Barclays	86,586	3,233	(2,501,505)	181,913	-
Controlinveste	9,045	1,673,790	-	673,953	-

	28,906,441	37,872,332	1,779,255	29,804,001	25,815,318

The terms and contractual conditions in agreements entered by Portugal Telecom and its shareholders are similar to those applicable to other independent entities in similar transactions. Under these agreements, the financial institutions listed above rendered financial consultancy and insurance services to Portugal Telecom.

Consolidated report | first quarter 2009	43

Portugal Telecom

In connection with the incorporation of Brasilcel, Portugal Telecom and Telefónica entered into a strategic agreement, which allows Portugal Telecom to acquire up to 1.5% of Telefónica’s share capital and Telefónica to acquire up to 10% of Portugal Telecom’s share capital. As at 31 March 2009, Telefónica held 10.0% of Portugal Telecom’s share capital.

Portugal Telecom entered into a Shareholders’ Agreement with Telefónica to manage Vivo and is party to certain international traffic agreements with Telefónica Group companies, which have substantially the same conditions as similar agreements with independent parties.

Pension and healthcare funds, which were incorporated to cover our post retirement benefits plans (Note 5), are managed in accordance with an investment guideline issued by Portugal Telecom. The portfolio of assets held by the funds includes shares, bonds and other investments from our shareholders, and also investments in real estate rented to the Group. As at 31 March 2009, the total exposure of these investments to Portugal Telecom, Telefónica, BES, Ongoing and Caixa Geral de Depósitos was Euro 248 million, Euro 134 million, Euro 107 million, Euro 40 million and Euro 20 million, respectively.

c) Other

During the three month periods ended 31 March of 2009 and 2008, the remunerations of executive and non-executive board members, which were established by the Remunerations Committee, are as follows:

	2009	2008
Executive board members	513,653	778,602
Non-executive board members	316,488	176,267
Supervisory board	124,653	124,653
	954,794	1,079,522

Following the changes in corporate governance occurred in the second quarter of 2008, the chairman no longer has the function of Chief Executive Officer. During the third quarter of 2008, one executive board member left the company and no one was appointed to replace him.

In addition to the above mentioned remunerations, Executive Board members are also entitled to fringe benefits that are primarily utilized in their daily functions, in connection with a policy defined for the Group, and some of them are also entitled to post retirement benefits under the plans of PT Comunicações.

One of Portugal Telecom’s non-executive board members is also executive director of “Heidrick & Struggles - Consultores de Gestão, Lda”, which on the normal course of business rendered consultancy services to Portugal Telecom during the three months period ended 31 March 2009 amounting to approximately Euro 0.4 million (excluding VAT).

14.Subsequent events

On 7 April 2009, the outstanding bonds issued by PT Finance in April 1999 amounting to Euro 879,500,000 were fully repaid (Note 11).

On 21 April 2009, Standard & Poor’s raised the long term credit rating assigned to Portugal Telecom from BBB- to BBB, with stable outlook, and the short-term rating from A-3 to A-2. On 6 February 2009, Fitch improved the outlook of the BBB rating assigned to Portugal Telecom, from negative to stable (Note 11).

On 23 April 2009, Portugal Telecom issued a Euro 1,000 million Eurobond, with a maturity of 4 years and spread of 345 basis points over the mid swaps of similar maturity. The coupon of this bond is 6.0% (Note 11).

On 24 April 2009, Portugal Telecom paid dividends to its shareholders amounting to Euro 503,626,688 (Note 9).

Consolidated report | first quarter 2009	44

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2009

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.